Exhibit B.3(d): Other Pages of 2005 Annual Accountability Report incorporated in Annual Information Form
•	“CIBC at a Glance” pages 10-15

•	“Public Accountability Statement” pages 16-35

•	“Principal Subsidiaries” page 152

•	“Supplementary Annual Information” pages 153-163

•	“Governance” pages 165-168

•	“Transfer Agent and registrar” page 191

10 CIBC-at-a-glance	CIBC Annual Accountability Report 2005 For what matters
CIBC
Retail
Markets
Strategy
CIBC’s goal is to develop strong and loyal relationships with our clients by delivering integrated solutions that satisfy their financial needs.
     We intend to leverage the strength we have built in advice-based distribution in our retail and wealth businesses to grow our franchise and to provide comprehensive solutions to our clients.
     We will also focus on delivering a consistent client experience.
During the year, CIBC adopted a new reporting structure. CIBC Retail Markets now comprises our retail markets, wealth management and cards businesses.
     Priorities
•	Grow our business by building strong relationships with our clients
•	Increase productivity and operational effectiveness
•	Improve the credit quality of our retail portfolio
Measures
•	Client satisfaction
•	Product market share
•	Funds managed
•	Credit quality

CIBC Annual Accountability Report 2005 For what matters	CIBC-at-a-glance 11

Operating Highlights
Efficiency ratio
(%)
Total funds managed
($ billions)
Net income
($ millions)
CIBC Retail Markets
Putting clients first We are focused on developing stronger client relationships by addressing our clients’ needs more fully at every life stage.
     CIBC provides a broad range of product solutions tailored to meet our clients’ financial needs through highly skilled employees and several delivery alternatives.
     This year we introduced the CIBC Financial HealthCheck™, which helps clients understand their current situation, identify their financial goals and then provides practical recommendations on how these goals can be achieved.
     At CIBC, we offer expertise that is customized to each client’s individual objectives.
     CIBC Imperial Service offers advice and solutions that meet the investment, credit and day-to-day banking needs of our clients.
     CIBC Wood Gundy offers clients a one-to-one advisory relationship for customized and sophisticated investment solutions that leverage global market opportunities.
     CIBC Private Wealth Management offers clients customized investment management, private banking and estate planning solutions in Canada, as well as in the Caribbean and Asia.
     To improve service delivery, CIBC Retail Markets extended branch hours this year in a number of urban centres across Canada, expanded automated telephone banking for our Mandarin- and Cantonese-speaking clients to 24/7 service in parts of southern Ontario and British Columbia and continued implementing a branch revitalization program to upgrade our branch network.
     We enhanced our ability to meet the borrowing needs of Canadian homeowners through the CIBC Home Power™ Plan, which brings together a line of credit and a mortgage to give clients more flexibility.
     We are focused on helping our clients realize their financial goals by delivering competitive investment products tailored to meet specific client investment needs. We enhanced our fee-based product offer to give clients broader access to leading investment managers with proven track records. We added a new monthly pay feature for our non-registered, 5-year CIBC Bonus Rate GIC™, which suits clients looking for long-term investments providing interest income. In addition, CIBC’s new succession planning program helps protect small business owners as they prepare for the transfer of their business upon retirement.
     Our retail and wealth businesses worked closely with our partners in CIBC World Markets to launch new, structured products that meet the needs of clients seeking equity-linked returns with guaranteed principal.
     Our focus on developing specialized products, strong advisory capabilities and comprehensive planning expertise in financial matters enables us to build deeper relationships with our clients, meet their financial needs more fully and help our clients achieve the goals that matter the most to them.
For more
financial information see MD&A
pages 37 – 93

12 CIBC-at-a-glance	CIBC Annual Accountability Report 2005 For what matters
Helping our people excel
Great people, who can build strong relationships and provide an exceptional client experience, are key to our business success.
CIBC Retail Markets at-a-glance
Areas of business

	Focus	Priorities

Retail Markets • Personal and small business banking • Imperial Service • Mortgages and personal lending
Our goals in retail markets are to deepen our relationships with our clients by meeting more of their financial needs and to leverage our leadership in branch-based advice by extending our CIBC Imperial Service offer to more of our affluent clients.
• Focus on a relationship-based client approach

• Extend our CIBC Imperial Service client experience to more of our affluent clients

• Provide high-quality and consistent client service delivery

• Improve credit quality

• Increase productivity

Wealth Management • Retail brokerage • Asset management	Our strategy centres on building leadership in advice-based distribution; to deliver market- leading product solutions to best meet client needs across life stages, levels of affluence and channel preferences; and to leverage scale to maximize market share and attain operating efficiencies.
• Maintain a leadership position in full-service brokerage

• Continued focus on growth in fee-based business

• Grow managed asset solutions featuring open architecture

• Solid and consistent investment performance

• Increase productivity

Cards	Doing what matters for our clients is our primary objective. We will continue to earn the loyalty of our clients by providing a superior client experience and credit card products that fit their individual needs.	• Build a consistent and meaningful client experience and reinvent products to meet clients’ needs • Maintain our #1 share position in outstandings and purchase volume • Increase productivity

CIBC Annual Accountability Report 2005 For what matters	CIBC-at-a-glance 13
     Our employees understand our strategic goals and the integral role they play in achieving them. We provide them the tools, incentives and support required to assist them in delivering a high-quality client experience. We also continue to provide support and development opportunities to help our employees succeed.
     We continued to focus on the accreditation and skills of our advisory sales force, supporting the Certified Financial Planner™ certification of our CIBC Imperial Service advisors and providing leadership training for our top CIBC Wood Gundy advisors.
Generating financial results CIBC Retail Markets delivered solid results this year. Continued low and stable interest rates led to volume growth across all business lines. Strong capital markets helped achieve overall asset appreciation and generate growth in fee-based equity and new issue revenue in our brokerage businesses.

Measures	Operating Highlights

• Client satisfaction • Product market share • Funds managed per advisor • Credit quality	Residential mortgages market share (%)	Deposits market share (%)

• Client satisfaction • Assets under administration per advisor • Product market share • Investment performance	Assets under administration ($ billions)	Assets under management ($ billions)

• Client satisfaction • Market position	Card purchase volumes ($ billions)	Card loans administered ($ billions)

14 CIBC-at-a-glance	CIBC Annual Accountability Report 2005 For what matters
CIBC World Markets
Strategy
CIBC World Markets’ strategy is to strengthen and expand our core client base and to generate consistent earnings by developing and delivering innovative products and services, while continuing to improve productivity. We are committed to maintaining and evolving our governance and control discipline that we have refined over the past several years. While we will continue to have differentiated approaches to each region, we will also collaborate to leverage the expertise of the entire CIBC franchise.
     Priorities
•	Generate steady returns through focusing on core clients

•	Sustain our governance discipline to manage financial as well as reputation and legal risks

•	Develop products and services to address our clients’ evolving needs and changing market conditions

•	Increase credit in support of core client franchise

•	Further reduce our merchant banking portfolio
     Measures
•	Net income from core operating businesses

•	Utilization of credit capital

•	Merchant banking portfolio

CIBC Annual Accountability Report 2005 For what matters	CIBC-at-a-glance 15
Operating Highlights
Large corporate
credit risk capital(1)
($ millions)
Market risk capital(1)
($ millions)
Merchant
banking private
equity oustandings
($ millions)
CIBC World Markets
For more financial
information see MD&A pages 37-93
Putting clients first With a commitment to delivering industry-leading products and services, CIBC World Markets continued to focus on the evolving needs of our clients in 2005.
     This client focus is evidenced by our achievements, as CIBC World Markets was again ranked #1 in Canadian equity underwriting, leading 124 issues with total value of $12.6 billion. We participated in some of the most notable Canadian deals of the year including acting as co-lead manager and joint bookrunner for the $1.4 billion offering of Yellow Pages Income Trust Units. In the U.S., we realized success in the mid-market sector and were a market leader in terms of number of equity new issues for companies with market capitalization under US$1.0 billion.
     CIBC World Markets is also the leader in the growing area of structuring and issuance of retail structured products, including income trusts. Our partnership with CIBC Retail Markets allows us to leverage the distribution of the entire CIBC network.
     CIBC World Markets also enhanced its non-traditional trading capabilities to better meet clients’ changing requirements. For our North American clients, CIBC World Markets continued to roll out its G.E.T.S.™ (Global Electronic Trading Service) for equity execution. We also implemented a web-based platform for the delivery of fixed-income products for institutional fixed-income businesses. In the U.S., we broadened our client base through expanded product offerings, such as institutional specialty sales and program trading.
Helping our people excel Our success relies on the experience and expertise of our people. Developing our employees continues to be an important focus and during the year almost half of our employees participated in formal training and development opportunities. To strengthen our platform and improve succession capacity, we are investing in rotation programs for directors and associates in addition to training. Ongoing development opportunities include specialized product and skills training which provide a forum for employees to learn about our businesses through sessions held by our own professionals. These programs, along with CIBC leadership development for senior management, help build the expertise of employees and prepare them to better meet the needs of our clients.
Generating financial results CIBC World Markets’ financial results were significantly affected by the provision for the Enron-related litigation matters. Operating results reflect strong Canadian equities markets as well as mergers and acquisition activity. Results also benefited from continued stability in wholesale credit quality. Merchant banking revenue was strong with improved market conditions and liquidity. These solid results were offset by lower activity in debt capital markets, U.S. investment banking and lower U.S. equity sales.

(1) For additional information, see the Non-GAAP measures section on page 42.

16 Public Accountability Statement	CIBC Annual Accountability Report 2005 For what matters

CIBC Annual Accountability Report 2005 For what matters	Public Accountability Statement 17
We are committed to being both financially successful and a responsible company. In fact, we believe the better we are at one, the better we will be at the other. Our framework for defining our responsibility to stakeholders, along with direction to our supporting policies and strategies, may be found below. For a comprehensive review, see our website at www.cibc.com.
Key Principles
Financial strength
We are committed to positioning CIBC for consistent performance over the long term. For more detail, see our opening pages, our Balanced Scorecard, and Management’s discussion and analysis and consolidated financial statements (pages 94–151) for more about our financial performance.
Governance
Starting with our Board of Directors, we have set clear mandates, policies and processes as well as the CIBC Director Code of Ethics. Our Code of Conduct outlines the required standards for the conduct of our employees and our obligation as a company. The Code, along with policies and procedures such as our Reputation and Legal Risk Policy, form important components of our integrated governance framework. See the Chairman’s letter (page 4), our discussion about the Management of risk
(pages 63–80) and the Governance section (pages 165–171) for more on how we govern our businesses.
Clients
We are focused on building long-term relationships with our clients by understanding what they need and by providing the right financial solutions. We can only do this if we treat our clients with respect. Our client charter, Our Service Commitment to You, is available at www.cibc.com. For more about how we provide affordable, accessible banking and responsible products and services, see Our Clients section (pages 18–21 and 172–178).
Employees
CIBC’s Vision cannot be fully realized without the commitment and dedication of our employees. We are creating a supportive and productive work environment which reflects CIBC’s Vision, Mission and Values where all employees can excel. Information regarding our global people strategy can be found in Our People section (pages 22–25, and 179).
Long-term success means
creating value for
all who have a stake in CIBC
Society
There are many ways in which CIBC demonstrates its commitment to corporate responsibility. Through more than $42 million in corporate contributions, employee volunteerism, by actively protecting our environment and by developing sustainable procurement policies, CIBC is committed to making a difference in our society.
Engagement
Our success creates value for our stakeholders. In return, we are dependent on these stakeholders – our clients, employees, shareholders, advocacy groups, media – for our success. Engaging our stakeholders to inform them, to seek their opinion and to understand their needs is key to our sustainability.
Disclosure
We are committed to being transparent and providing fair and timely disclosure on our performance. Our Disclosure Policy (available at www.cibc.com) outlines our processes by which we intend to live up to that commitment. For the second consecutive year, CIBC complied with all requirements of section 404 of the U.S. Sarbanes-Oxley Act, ahead of the current 2006 reporting requirements.
In addition, we have increased the level of disclosure around our non-financial activities in this report as we believe that, by providing details about all of the factors that drive value in CIBC, our stakeholders will be in a better position to evaluate our performance. See our Balanced Scorecard (pages 6–7).
This report includes key performance metrics based on widely recognized global non-financial reporting frameworks. We have used the 2002 Global Reporting Initiative (GRI) Guidelines, including the Financial Services Social Performance and Environmental Performance supplements, to help represent a balanced and reasonable presentation of CIBC’s economic, environmental and social performance. An index of our report may be found on page 186.

18 CIBC in Society > Our Clients	CIBC Annual Accountability Report 2005 For what matters
Our Clients
Strategy Being a leader in client relationships includes providing products and services to address the needs of our diverse clients. CIBC is committed to providing affordable, accessible and responsible banking, providing transparency and dealing with clients’ concerns quickly.
     Priorities
•	Consistent client experience
•	Protect our clients’ privacy
•	Resolve client issues quickly
•	Continue to provide products and services with enhanced social value
     Measures
•	Client satisfaction
•	Continue to enhance privacy protection for our clients through investment in improved procedures and training
•	Resolution of complaints escalated to Customer Care Centre
“Having access to expert financial advice is very important for my business. CIBC is invaluable in making it easy for me to go to them with an issue. They resolve it quickly, and to my complete satisfaction. My account manager always takes the time to explain matters clearly and thoroughly, to ensure I am headed in the right direction.”
Diane Cameron
President & CEO, Victoria Industries

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Clients 19
Being a
Responsible
Bank
Providing affordable, accessible banking
To meet the needs of modest-income clients, we offer affordable banking products, like the CIBC Everyday Chequing Account. This account, offered at a low monthly fee, was developed for clients with up to 10 transactions monthly. CIBC also provides a range of service packages tailored to meet the banking needs of seniors, students and young clients. For example, the CIBC Advantage for Seniors program offers banking advantages for clients 60 years of age and over, including free daily banking transactions and no monthly fee on the CIBC Everyday Chequing Account as well as discounted safety deposit box rentals.
     Our variable-rate CIBC Better Than Prime Mortgage™ and our fixed-rate CIBC Better Than Posted Mortgage™ offer Canadians affordable mortgage choices.
Providing barrier free banking Through our CIBC Access for All™ ABM program, we’re making banking easier for visually impaired clients, the elderly and persons with restricted mobility. At year-end, most of our branches had been equipped with at least one CIBC Access for All ABM.
     CIBC Telephone Banking offers advanced speech recognition and teletype (TTY) technology for our hearing impaired clients. CIBC also offers clients large print and Braille statements for many of our accounts, on request.
We provide accessible banking to our clients through multiple channels. CIBC’s branch network continually evolves to meet the needs of our clients. At year-end, our national network consisted of 1,061 branches. When CIBC decides to close a branch, we consider the interests of the community, our clients and employees. For details as well as a complete list of branch openings and closings, see page 172. With 3,801 ABMs and almost 315 million transactions completed annually, CIBC’s ABM channel continues to be the most popular point of access for our clients. For a list of ABM installations and removals, see page 172.
Enabling online access
CIBC is firmly committed to ensuring access to its websites through screen readers and other devices for the visually challenged by designing our websites to meet evolving industry accessibility standards.
Branches with Access for All ABMs
CIBC Access for All ABMs are installed at a lower height for easier wheelchair access, and have grab bars for persons with mobility impairments and improved task lighting.
Providing accessible banking
President’s Choice Financial™
President’s Choice Financial, CIBC’s co-venture with Loblaw Companies Limited, offers an accessible banking option through in-store pavilions, telephone banking, ABMs and the Internet.

20 CIBC in Society > Our Clients	CIBC Annual Accountability Report 2005 For what matters
Protecting our clients’ financial health
The CIBC Financial HealthCheck helps clients identify their financial goals, and the products and services they can use to help achieve them.
Helping small businesses grow
•	Almost 500,000 clients
•	More than 1,400 small business employees
CIBC and its listed affiliates extended in excess of $23 billion in total credit authorizations to Canadian small businesses at different stages of development. To view 2005 detailed information on CIBC and its listed affiliates’ debt financing to firms in Canada, see page 176.
Providing alternative service points to meet our clients’ needs
CIBC’s call centres are ISO9000 certified.
315 million transactions completed annually, CIBC’s ABM channel continues to be the most popular point of access for our clients. For a list of ABM installations and removals, see page 172.
Using advanced technology, CIBC provides our clients round-the-clock access to financial services through our online banking and telephone banking channels. This year, we extended our 24/7 automated telephone banking capability, available in English and French across Canada, to our Cantonese- and Mandarin-speaking clients in selected areas.
Small business is vital to the long-term health and growth of Canada’s economy. CIBC is committed to delivering an exceptional banking experience to our small business clients.
Meeting the needs of small businesses
Our goal is to meet all the business and personal financial needs of our small business clients at every stage of their business growth. We are continually monitoring market trends and client needs to develop programs and services that will benefit the diverse requirements of these clients.
Understanding the needs of our clients Although 500,000 small business owners will retire in the next five years (Source: CIBC – Are Canadian Entrepreneurs Ready for Retirement?), only two in five small business owners have a clear plan for exiting their businesses. In January, CIBC launched a succession planning program to raise awareness of the importance of succession planning and to help small business owners ease the transfer or sale of their businesses when they retire.
     Recognizing the importance of specific expertise for assisting clients borrowing over $250,000, CIBC has more than doubled the number of specialists in the branch network supporting the credit needs of our clients.
By supporting financial literacy training for youth, women and Aboriginal Peoples, we are building capacity in our communities.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Clients 21
Aboriginal banking
We are seeking to better meet the financial needs of the Aboriginal Peoples in Canada. Our strategy involves a community approach to address the needs of the Aboriginal community at both a social and business level. In addition to our financial services for Métis and Inuit clients, CIBC is taking a more focused approach in providing a holistic offer for First Nations individuals and businesses.
     Recognizing the uniqueness of Canada’s Aboriginal community, CIBC established a centralized credit team with the required expertise to service the specific needs of this community.
     As part of our overall strategy, in 2005 we continued to invest in the Aboriginal community, providing more than $900,000 in support of national and local programs. These included the National Aboriginal Achievement Foundation, the Odawa Hockey Tournament and the Canadian Council for Aboriginal Business.
Treating our clients with respect
We are committed to treating our clients with professionalism and respect, honouring the confidentiality of the information shared with us and actively seeking our clients’ views to address any concerns they may have. Our goal is to keep privacy and the protection of client information top-of-mind for every employee. CIBC has established a Privacy Office under the Chief Privacy Officer to coordinate our efforts. Our Privacy Policy is consistent with the 10 principles of the Personal Information Protection and Electronic Document Act (PIPEDA), the highest standard in Canada. We will continue to invest in improved procedures and training and to leverage our learning from prior experience to prevent future issues.
     At CIBC, we recognize that we may not always live up to the high standards our clients expect of us. When this occurs, we are determined to resolve complaints as quickly as possible through our branches, our Customer Care Centre and the CIBC Ombudsman.
Products and services for the future
We are seeking to meet the needs of our clients who want socially and environmentally sustainable financial products and services. Currently, CIBC offers clients access to over 50 mutual funds that meet sustainable performance criteria set out by the Social Investment Organization. In addition, TAL Global Asset Management Inc. manages a portion of its assets under socially and environmentally sustainable mandates. We also support alternative energy companies by underwriting capital issuance. We will continue to evaluate the demands of our clients to determine how we can create value for all our stakeholders, both today and in the future.
For contact information for the CIBC Ombudsman, please visit our website: www.cibc.com
Aboriginal banking
CIBC’s centralized credit team has the expertise to provide financial services to the Aboriginal community.
Client choice in recordkeeping
Clients signed up as of September 30, 2005:
For our chequing and savings accounts, we provide clients with a choice in their recordkeeping: Paperless recordkeeping lets clients opt out of receiving paper statements, while quarterly statements allow customers to receive a paper statement once every three months.
Committed to transparency
As part of our service commitment to clients, we clearly explain the rates, terms and conditions that apply to our products and services.

22 CIBC in Society > Our People	CIBC Annual Accountability Report 2005 For what matters
Our
  People
Strategy Fulfilling our Mission to create a work environment where all employees can excel is fundamental to CIBC’s Vision to be the leader in client relationships. Our holistic approach blends business priorities with the diverse needs of our employees globally by supporting employee needs and aspirations and investing in the health and well-being of our people.
     Priorities
•	Creating a supportive and productive work environment for our employees which reflects CIBC’s Vision, Mission and Values
•	Maintaining a positive work culture that allows our employees to continually strive to perform at their best and be rewarded appropriately
•	Attracting and building CIBC’s talent and leadership pool and creating opportunities to leverage the skills of our employees
•	Ensuring all CIBC employees have a safe and healthy work environment where they are able to balance their work and life effectively and contribute to their communities
    Measures
•	Employee Commitment Index score
•	Representation rates of women, visible minorities, Aboriginal Peoples and persons with disabilities in the CIBC workforce
•	Alignment of individual and business goals
•	Expenditure per employee on training
•	New claim rates for short- and long-term disability

“ The Canadian Abilities Foundation recognizes CIBC’s contribution as the founding corporate sponsor of Access Guide Canada. Through their generous support and firm commitment to the principles of accessibility and inclusiveness, people with disabilities across Canada have greater access to an increasing range of opportunities.”

Raymond Cohen
President, Canadian Abilities Foundation

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our People 23
Creating a
Supportive
Work Environment
Creating a winning culture for our employees, for our clients and for our communities builds employee commitment that supports CIBC’s overall performance and success. We measure employee commitment through our bi-annual employee survey. The Employee Commitment Index score increased from 68 to 72 between 2003 and 2005 and survey results showed a high level of employee awareness of CIBC’s Vision, Mission and Values. CIBC’s Values Survey of Executives showed growing consensus around support for CIBC’s values of trust, teamwork and accountability.
     CIBC’s Code of Conduct promotes CIBC’s values and guarantees every employee the right to be respected, to receive fair and equitable treatment, to be free from harassment and discrimination, and to be protected from retaliation if they report contravention of the Code. In 2005, the Code was revised and simplified for easier understanding. We also implemented a process to ensure that all CIBC employees complete certification and testing on the Code each year. As of October 31, 2005, 43,038 employees completed this testing and certification.
     In 2005, there were 14 official complaints with human rights commissions and one official complaint with privacy commissions on employment issues in Canada.
     At CIBC, employment equity is a clear priority and CIBC has achieved the goal of full representation of women, visible minorities and persons with disabilities in its workforce. This goal is based on national labour market availability rates provided by Statistics Canada for each of the designated groups. We continue our efforts to recruit and retain Aboriginal Peoples to also close that representation gap.
     Through our sponsorship of the CIBC Access™ Awards, now in its fourth year, CIBC works with post-secondary educational institutions to help students with disabilities fund their education. This demonstrates our commitment to employment equity and to creating an inclusive work environment.
Senior management representation rates and goals
(as at Dec. 31, 2004)

%	Rate	Goal

Women	30.7	25.1

Visible minorities	8.7	8.2

Persons with disabilities	9.1	1.9

Aboriginal Peoples	0.4	2.6

Workforce representation rates and goals
(as at Dec. 31, 2004)

%	Rate	Goal

Women	69.5	62.4

Visible minorities	24.3	12.9

Persons with disabilities	4.8	3.7

Aboriginal Peoples	1.8	1.9

CIBC has closed the workforce representation gaps of women, visible minorities and persons with disabilities.
Michael “Pinball” Clemons Community Leadership Awards
CIBC co-sponsored the Michael “Pinball” Clemons Community Leadership Awards with the City of Toronto, to recognize the contributions of African-Canadians to community leadership. The awards are named after the Toronto Argonauts head coach to commemorate his outstanding dedication to the community.

24 CIBC in Society > Our People	CIBC Annual Accountability Report 2005 For what matters
Investment in training globally
($ millions)
In 2005 CIBC invested $69 million globally in employee training.
Performance Management and Measurement scorecard
(%)
Employees indicating they understand how day-to-day activities support goals on the scorecard.
Performance Management and Measurement scorecard
(%)
Employees indicating they understand how their goals support their line of business.
     At the Board of Directors level, women hold five of the 19 director positions, up from four positions in the previous year. As part of our ongoing Board renewal program, we regularly assess the skills and characteristics of CIBC Board members against current and anticipated needs. This enables the Board to maintain the appropriate skill set to oversee the businesses of CIBC.
     CIBC’s Retiree Advisory Committee was established in 1998 to give a voice to the views of CIBC’s 10,000 retirees on issues affecting them. Some of their key accomplishments are the establishment of a retiree website, a semi-annual retiree newsletter, a Retirees as Ambassadors donation program, and a pension hardship process.
Staying focused on our performance
CIBC’s Performance Management and Measurement (PMM) system uses a balanced scorecard that includes financial results, client relationships, operational efficiency, strategic priorities, and key competencies to assess employee and team performance. In 2005, the PMM scorecard for the Senior Leadership Team members was revised to reflect and reinforce our commitment to CIBC’s Vision, Mission and Values, and to promote high standards of ethical behaviour.
     In our 2005 Employee Survey, 88% of employees indicated they had an understanding of how their day-to-day activities support the goals on their scorecard, and 87% understand how their goals support the goals of their line of business.
     Recognizing employee achievement is equally important. CIBC’s pay-for-performance philosophy rewards individuals for both financial and non-financial results that are aligned with CIBC’s overall strategy for building sustainable, long-term value for all our stakeholders. In 2005, the CIBC group of companies paid almost $2.4 billion in salaries and benefits to our workforce based in Canada and $2.8 billion worldwide. Senior management earns a large part of its compensation in the form of equity, which aligns to the long-term success of CIBC.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our People 25
We are committed to attracting and building CIBC’s talent and leadership pool and creating opportunities to leverage the skills of all employees productively.
Recruitment and development plans to attract and retain the best people
In 2005, we invested about $69 million globally, or $1,838 per employee, on training, including governance and regulatory compliance, client and customer service, product knowledge and a broad range of business and technical skills. New and updated CIBC-wide programs included Information Security General Awareness, e-orientation, Code of Conduct, Anti-money Laundering, and Global Reputation and Legal Risks. This year, our CIBC Enterprise e-learning System was launched, providing improved access to employee learning, and for employees and managers to track learning progress.
     New initiatives were also taken to build CIBC Vision, Mission and Values into the culture of the organization by embedding these principles in recruitment, orientation, training and development, and performance assessment. In 2005, almost $2.7 million was invested to support this goal. Ninety-seven percent of CIBC executives attended leadership workshops to enhance their understanding of these principles and how to apply them in their own areas of responsibility.
Creating a safe and healthy work environment where all employees can balance their work and life effectively and contribute to their communities is very important to us. CIBC continues to lead the industry with Employment Insurance top-up benefits during maternity, parental, adoption and compassionate care leave.
     Since Wellness Checkpoint was launched in 2001, 6,986 employees have completed the questionnaire on the global health website which provides a personalized assessment as well as resources and information for a healthier lifestyle.
     In 2004, CIBC reported a Disabling Injury Incidence Rate of 0.16, which indicates the number of disabling and fatal injuries on the job per 100 employees, in Canada.
In 2005, CIBC’s global turnover rate* was 13.5%.
For detailed
employment figures
see page 179
Wellness Checkpoint
Employees completing assessment questionnaire on Wellness Checkpoint.
Short-and long-term disability

	STD	LTD

New cases/1,000 employees	91.5	11.5

CIBC’s Coordinated Return to Work Program focuses on communication between the employee and the manager to manage disability leave and facilitate return to work.

*	Permanent employees, excluding retirements

26 CIBC in Society > Our Communities	CIBC Annual Accountability Report 2005 For what matters
Our Communities
Strategy Our aim is to make a difference in our communities through corporate donations, sponsorships and the volunteer spirit of employees. With a strategic focus on the education and skills development of youth, and employee commitment to causes supported by the CIBC Run for the Cure, the United Way and the CIBC World Markets Children’s Miracle Foundation, we are investing in the social and economic development of communities across the country.
    Priorities
•	Help young people achieve their full potential by investing in programs that provide education and skills development
•	Support greater employee participation and results in key initiatives such as the CIBC Run for the Cure and our United Way campaign
•	Encourage employee community volunteerism through the Employee as Ambassador Program
•	Promote the CIBC World Markets Children’s Miracle Day
    Measures
•	Imagine Caring Company designation, donating 1% of pre-tax profit to charity
•	Total number of employees who receive funding for community organizations through CIBC’s Employee as Ambassador Program
•	Total funds raised through the CIBC Run for the Cure, the CIBC United Way campaign and the CIBC World Markets Children’s Miracle Day
•	External rankings for corporate citizenship/philanthropy, such as the Globe and Mail’s Report on Business annual Corporate Social Responsibility Report
“As an Imagine Caring Company, CIBC is recognized for its leadership in corporate citizenship. Beyond its generous donations, CIBC demonstrates its tremendous commitment to community through its creative initiatives, addressing some of the key challenges facing community organizations today. We are proud to have CIBC as a Caring Company.”
Georgina Steinsky-Schwartz
President & CEO, Imagine Canada

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Communities 27
Supporting
Communities
where we do business
In 2005, the CIBC group of companies contributed more than $42 million worldwide to charitable organizations and community initiatives. Of this, $28 million was invested in Canada, including more than $23 million in charitable donations, to support a wide variety of national, regional and local organizations in the areas of health, education, community, arts and culture, the environment and the United Way.
Canada’s youth is a priority. CIBC Youthvision™ includes all of our funding in support of youth. In 2005, we invested $11 million in a wide range of programs and initiatives in education, mentoring and skills development to help young people reach their full potential.
     Our CIBC Youthvision Scholarship Program awards 30 scholarships annually, valued at up to $34,000 each, to Grade 10 students enrolled in mentoring programs with Big Brothers Big Sisters of Canada and YMCA Canada. Through this unique program, in addition to tuition funding for college or university, students can earn while they learn. Following Grade 11, until the completion of their post-secondary education, they can participate in summer internships at YMCA agencies across the country. Since the program was introduced in 1998, CIBC has awarded 210 scholarships to students across Canada.
     Other examples of CIBC’s commitment to young people include the following:
     We continued our support of $75,000 over three years to Social and Enterprise Development Innovations (SEDI) to fund the Financial Literacy for Youth Project. It will provide youth-serving organizations with a financial literacy tool to deliver to young people in their local communities, thereby improving their long-term economic self-sufficiency.
     In B.C., we continued to support the Green Thumb Theatre for Young People, a professional not-for-profit theatre company that produces original issue-based Canadian plays for children, youth and young adults. Green Thumb Theatre tours its plays to elementary and high schools to entertain, engage, educate and encourage discussion, and to aid in the development of critical thinking skills.
Community contributions in Canada
($ millions)
In the Globe and Mail ’s Report on Business annual Corporate Social Responsibility Report, CIBC shared first place in the Community & Society section for the financial services sector.
Charitable donations in Canada by category
Contributions to youth
($ millions)
Through CIBC Youthvision, we fund hundreds of initiatives to assist young people in achieving their goals.

28 CIBC in Society > Our Communities	CIBC Annual Accountability Report 2005 For what matters
Employee as Ambassador Program
($ thousands)
CIBC contributed more than $625,000 to not-for-profit organizations where more than 900 employees and retirees volunteer.
CIBC EMPLOYEES AT UNICEF
The Ontario Retail Operations employees, Peter Beecroft, Joanne Varvaro, Luxy Sritharan, Sinna Sarvanaddan, Vela Subramaniam, Vigita Arulrasan and Eva Alfonso raised $10,000 for UNICEF Canada for the tsunami relief effort.
CIBC Run for the Cure
($ millions)
More funds are raised every year for the Canadian Breast Cancer Foundation to fight breast cancer.
     CIBC continued its commitment to CANFAR’s Have a Heart, a national youth awareness program that encourages students between the ages of 11 and 24 to get involved in the fight against HIV/AIDS. It promotes fact-based information that enables Canadian students to make safer, informed decisions.
     In Atlantic Canada, CIBC committed $25,000 to Moncton Youth Residences for the development of Youth Quest Central. This new facility will provide a wide range of services to youth aged 16 to 24 struggling with issues of homelessness and help them to take control of their future.
     With CIBC’s multi-year support, Learning for a Sustainable Future is integrating concepts and principles of sustainable development into education policy, school curricula and teacher education for kindergarten to Grade 12 in schools across Canada.
     More than 2,500 Grade 4, 5 and 6 students in Saskatchewan attended Canadian Red Cross “Hear the Children” Peace Day events supported by CIBC in Saskatoon, Moose Jaw and Regina. They participated in a morning of activities that promoted co-operation, mutual respect and non-violence.
     In Quebec, CIBC supports the Mental Illness Foundation, an organization committed to preventing mental illness and reducing suffering for those who are affected by it. The Foundation’s Partners for Life program works to raise the awareness of youth aged 14 to 18 and the adults who are close to them about the fact that depression is a risk factor in youth suicide.
     Our continuing support to the Foundation Fighting Blindness’ A Cure is in Sight campaign has assisted in the establishment of the CIBC Children’s Eye Patient Registry. The registry will ensure that, across the country, young patients receive timely access to new specialized treatments.
     In 2005, CIBC continued to support the Program for Early Parent Support (PEPS) through Save the Children Canada. PEPS is a community-based program for parents with children aged up to three years, who may be isolated or need encouragement. Its mission is to meet the challenges of parenting through mutual support and shared information in environments that are positive, safe and comfortable.
CIBC employees enrich the communities where they live and work through their volunteer efforts. We strongly encourage employees and retirees to volunteer and we proudly recognize their contributions through the Employee as Ambassador Program. Through this program, we contribute up to $1,000 to community-based organizations where they volunteer.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Communities 29
Making miracles happen for children
Every year, on the first Wednesday in December, CIBC World Markets sales and trading staff and CIBC Wood Gundy investment advisors around the world create miracles for children. On Miracle Day, they donate their fees and commissions to children’s charities. Last year, over $17 million was raised globally, including more than $4 million in Canada. Since it was founded in 1984, Children’s Miracle Day has raised more than $147 million for deserving children’s charities around the world. For more information, go to www.childrensmiracle.com.
A future without breast cancer
The Canadian Breast Cancer Foundation’s CIBC Run for the Cure is our flagship event and the largest, single-day annual fundraiser in Canada dedicated to creating a future without breast cancer. This year’s CIBC Run for the Cure, held on October 2, raised over $21 million for the Canadian Breast Cancer Foundation to support its fight against the disease. The 2005 event attracted over 170,000 participants in more than 40 communities across the country.
     A further commitment to this cause was demonstrated as CIBC and its employees joined forces with The Weekend to End Breast Cancer in Calgary, Montreal, Toronto and Vancouver, raising almost $38 million by the 11,984 people who participated.
Giving to the United Way
As a community leader, CIBC has a history of giving to the United Way dating back to 1943. Over the years, our employees have championed fundraising drives to support agencies all across the country. In 2004, our employees and retirees contributed more than $5.7 million through their personal contributions and fundraising efforts. CIBC’s corporate contribution was almost $3 million, for a total of more than $8 million.
     Recognizing the outstanding campaign CIBC employees ran for the United Way of Lower Mainland in British Columbia, the United Way presented them with the Employee Campaign Team of the Year Award.
For a more complete listing of CIBC’s contributions to community organizations see page 180
For information on taxes paid in Canada see page
179
Each year, the Foundation recognizes CIBC World Markets Miracle Makers™, individuals in our communities who have made extraordinary efforts on behalf of children’s charities and programs.
CIBC Wood Gundy Climb for the Cure™
Twenty-seven people, including employees Peter and Sandra Lochead, participated in the second annual CIBC Wood Gundy Climb for the Cure™ scaling Africa’s tallest peak, Mt. Kilimanjaro. They raised $295,000 for the Canadian Breast Cancer Foundation.
United Way heroes
CIBC celebrates the employees who raise funds, volunteer and contribute to United Way agencies across the country.

30 CIBC in Society > Our Environment	CIBC Annual Accountability Report 2005 For what matters
Our Environment
Strategy CIBC is committed to being an environmentally responsible organization. We demonstrate this commitment through continuing enhancements to our environmental risk management policies and procedures; initiatives to minimize CIBC’s impact on the environment; promotion of environmental stewardship practices; and support of strategically aligned environmental organizations.
     Priorities
•	Manage environmental risks inherent in our credit and investment activities
•	Refine policies and implement processes to support our commitment to the Equator Principles
•	Assess impacts of climate change and climate change mitigation policies on CIBC’s credit and merchant banking portfolios
•	Continue to demonstrate environmental responsibility in facilities and operations management
     Measures
•	Evaluate environmental risk in every small business, commercial, and corporate credit facility
•	All project financing over US$50 million is subjected to social and environmental risk assessment consistent with the requirements of the Equator Principles
•	Complete a study to assess the potential impact of climate change mitigation policies, such as the Kyoto Protocol, on large industrial borrowers in CIBC’s portfolio
•	Monitor and report on energy and water use, carbon dioxide emissions, and recycling efforts in our branch network and owned office buildings
“CIBC’s environmental policies and practices are advanced relative to those of other North American banks, addressing both direct and indirect risks as well as opportunities. New programs, including the carbon risk portfolio review, demonstrate CIBC’s efforts at continuous improvement and their awareness of the financial sector’s potential role in decreasing greenhouse gas emissions.”
Innovest Strategic Value Advisors

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Environment 31
Building our
environmental
commitment
Since 1991, when CIBC first launched an environmental risk management program, we have demonstrated our commitment to the environment. From the approval of our first corporate environmental policy by the CIBC Board of Directors in 1993 to the revision of our Environmental Credit and Investment Risk Management Policy in 2004, we continue to integrate environmental considerations into our business activities and decision processes.
This includes lending and investment activities, supplier relations, facilities management and procurement.
     CIBC’s Corporate Environmental Program ensures that environmental issues are systematically addressed and procedures are continually improved to minimize environmental impacts, with their associated costs, while maximizing opportunities to support sustainable development.
     Our Environmental Management Committee, comprising representatives from business and functional units, meets regularly to coordinate initiatives across CIBC facilities, and to review organization-wide compliance with our Corporate Environmental Policy.
     CIBC takes a strategic, business-case approach to managing environmental issues and activities – our learnings are integrated into our planning processes, so that we can continue to evaluate and manage all forms of environmental risk associated with our activities and meet the requirements of our corporate policy.
Environmental engagement
In recent years, proactive dialogue with clients and investors has helped us to improve our environmental program. Interaction with all of our stakeholders is important, as it moves us towards common goals for environmental performance in our operations and services.
     Our “CIBC and the Environment” intranet and external website, environmental progress reports and our participation in a number of environmental initiatives, allow us
Paper recycling(1)
(tonnes)
With the full implementation of a national shredding contract, CIBC has significantly increased its ability to monitor and report accurately on the recycling of paper. In 2005, we recycled over 7,300 tonnes.
Water consumption(2)
(millions of litres)
In 2005, CIBC consumed 286 million litres of water, a reduction of 18% since last year.
Since 2003, CIBC has partnered with GWL Realty Advisors in celebrating Earth Week to promote environmental awareness with the tenants of Commerce Court in Toronto.
EARTH WEEK

(1)	2004 figures have been restated to include the figures from the national shredding contract (not available at the time of last year’s report). Figures provided by third-party service provider and based on best estimate.

(2)	In 2005, water consumption includes data from 560 branches and six owned office buildings.

32 CIBC in Society > Our Environment	CIBC Annual Accountability Report 2005 For what matters
Direct CO2 emissions(1)
(tonnes)
Carbon dioxide emissions from the combustion of natural gas and fuel oil decreased by 11% since last year.
Indirect CO2 emissions – Employee business travel(2)
(tonnes)
An increase in employee business travel (see Our Suppliers section) resulted in an 8% increase in associated carbon dioxide emissions since 2003.
Indirect CO2 emissions – Electricity purchases(3)(4)
(tonnes)
While electricity purchases across our branches and owned office buildings increased by 6% since last year, the associated CO2 emissions increased by just 3%.
to create an environmental stewardship mindset among our employees and to communicate more effectively with customers.
     CIBC is involved in a number of environmental initiatives, including the United Nations Environment Program Finance Initiative (UNEP FI), its North American Task Force, and the UNEP FI Climate Change Working Group. We are also members of the Canadian Bankers Association’s Environmental Issues Specialists Group; the Environmental Bankers Association; and Environment Canada’s informal Network on Linking Environmental Performance to Financial Value.
Environmental risk assessment
Environmental evaluations are fully integrated into our analysis of credit and investment banking transactions. Policies, procedures and guidelines to identify and manage these risks were first developed in the early 1990s and have evolved to reflect changing legal requirements and risk tolerances. For example, this year we continued the enhancement of our credit procedures, including refinement of project finance standards and procedures to reflect the requirements of the Equator Principles. CIBC’s commitment to understanding and evaluating environmental risks has also helped our clients to improve their own environmental risk mitigation programs, and to re-evaluate environmental risk within their businesses.
     The Environmental Risk Management Group supports credit risk assessment throughout the organization by providing expert advice on assessing and managing environmental risks. In 2005, there were 272 high-risk environmental credit enquiries subjected to further evaluation, compared to 260 in 2004. CIBC Environmental Risk Management is also involved in several initiatives to assess the potential impact of carbon risk on our business. Carbon risk includes the risks of global climate change, international greenhouse gas reduction policies such as the Kyoto Protocol, and Canada’s national plan to meet its Kyoto commitments. This year, CIBC partnered with ICF Consulting to assess our existing portfolio exposure to carbon risk and establish a framework for assessing carbon risk in our portfolio on an ongoing basis. To complement our internal study,

(1)	Source: Conversion factors were obtained from the Rocky Mountain Institute (www.rmi.org) and Carbon Dioxide Information Analysis Center. In 2005, natural gas consumption includes data from 734 branches and four owned office buildings. Fuel oil was used at 63 branches.

(2)	Source: Conversion factors were obtained from Rocky Mountain Institute (www.rmi.org).

(3)	In 2005, electricity consumption includes data from 1,045 branches and six owned office buildings.

(4)	Source: Environment Canada’s Annex A: Interim Guidance on Performance Measures for GHG Emissions (www.ec.gc.ca/emsInfo/pmsgoana_e.htm).

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Environment 33
CIBC, along with other members of the UNEP FI North American Task Force, commissioned a study on climate change risks to the North American financial services industry and, more specifically, carbon risk to bank loans. CIBC is working with the UNEP FI’s Climate Change Working Group to examine future climate policy frameworks beyond Kyoto’s first commitment period, which runs from 2008 to 2012, and its implications for the financial services industry.
     Furthermore, CIBC was both a signatory to and participant in the Carbon Disclosure Project’s third information request (CDP3). This assessment by 155 institutional investors, representing over $21 trillion in assets, examines the extent to which the Financial Times Global 500 companies are responding to climate change risks and opportunities.
Facility management
CIBC’s environmental program is based on proactive environmental management. Throughout our leased and owned facilities, and with the help of our service providers, we strive to ensure that environmental impacts from our operations are minimized, from design considerations through to daily facility management practices. We continue to improve energy conservation through heating, ventilation and air conditioning system upgrades, lighting retrofits, and other initiatives during major renovation or new construction projects.
     CIBC’s real estate service providers include industry-leading design and manufacturing companies with a demonstrated commitment to sustainability and the environment. In 2005, our retail and corporate premises were furnished with 42,741 square metres of environmentally friendly Climate Neutral Carpet. These installations have collectively reduced global greenhouse gas (GHG) emissions by approximately 800 metric tonnes.
     Minimizing waste is another important component of our program, as we strive to maximize our recycling and reuse practices. We have increased the amount of our office paper that is recycled to nearly 100%. For further information, see Our Suppliers, page 34.
     For the second consecutive year, waste audits were conducted across 50 CIBC branch locations to track changes in our solid waste generation. Based on this year’s audit results, we estimate that our 2005 total waste generation for the branch network is 2,032 metric tonnes, which is similar to last year. Also, CIBC performed 361 environmental assessments across the branch network in 2005 to identify and remediate, where necessary, any known hazardous materials at each location.
For more on CIBC and the Environment visit www.cibc.com
Energy consumption(1)
(gigajoules)
In 2005, CIBC consumed 818,695 gigajoules (GJ) of energy, a slight increase over last year.
Energy consumption breakdown(2)
Electricity purchases comprise 74% of CIBC’s total energy mix, followed by natural gas (24%) and fuel oil (2%).
Computers for Schools
CIBC is a founding member and the largest corporate supporter of Industry Canada’s Computers for Schools program. Since established in 1993, we have donated computer components valued at more than $3 million when refurbished and donated to schools and libraries.

(1)	Source: Environment Canada’s Annex A: Interim Guidance on Performance Measures for GHG Emissions (www.ec.gc.ca/emsInfo/pmsgoana_e.htm).

(2)	Energy consumption from our retail branch network and owned office buildings.

34 CIBC in Society > Our Suppliers	CIBC Annual Accountability Report 2005 For what matters
Our Suppliers
Strategy CIBC is committed to taking a leadership role in the Canadian financial services sector by working with our suppliers and other stakeholders to procure high-quality, socially and environmentally sustainable services and products that allow us to continually improve our performance.
    Priorities
•	Select suppliers who demonstrate corporate responsibility by providing information for CIBC to make informed decisions when purchasing goods and services
•	Ensure key suppliers continue to meet CIBC performance standards
•	Make responsible product and service choices to reduce CIBC’s impact on the environment
•	Develop a framework for gathering and analysing pertinent supplier information to set and measure key performance targets
    Measures
•	Screen suppliers through criteria incorporated into the CIBC Request for Proposal process
•	Monitor suppliers for quality control and adherence to standards of performance
•	Procure high-quality products and services that help reduce CIBC’s environmental footprint
•	Build supplier relationships with companies that maintain sustainability practices in their operations
“HP’s relationship with CIBC goes far beyond the role of simply a vendor or supplier. As one of CIBC’s largest business partners, we understand the tremendous responsibility of helping to provide CIBC customers with outstanding service and value. I believe this is a model for the financial services industry today.”
Paul Tsaparis
President and CEO, Hewlett-Packard Canada Co.

CIBC Annual Accountability Report 2005 For what matters	CIBC in Society > Our Suppliers 35
Managing our
Supplier Relationships
Responsibly
Managing CIBC’s supplier relationships is a key factor in ensuring that we run our operations responsibly, efficiently and successfully. Promoting and maintaining CIBC as a sustainable organization is a top priority that entails purchasing guaranteed products and services from companies who demonstrate environmentally responsible practices within their own operations. At CIBC, we stand by our commitment to purchase products and services from suppliers who can best provide quality service and sustainable merchandise that will help reduce our impact on the environment. These products include Energy Star™ compliant office products and Eco-Choice certified office supplies.
     As part of our supplier selection process, CIBC has incorporated environmental criteria into our standard request for proposal. Prospective new suppliers are actively screened by questionnaire to ensure that these criteria are met. The environmental measure is then weighted alongside traditional criteria, such as quality, and factored into the final selection decision. Once approved, suppliers are monitored on an ongoing basis to track the quality of their products and services, and to ensure that standards of environmental performance are maintained.
     Through money invested in outside goods and services, CIBC supports thousands of jobs in many sectors, from janitorial services to high-tech consultants. The total for 2005 was $2.6 billion worldwide, with approximately $2.0 billion spent in Canada.
Creating a high-quality sustainable supplier environment demands the best possible standards for the products and services we use, and for guaranteeing their safe and environmentally responsible disposal.
At CIBC, we recognize the importance of establishing and maintaining relationships with environmentally responsible suppliers to reduce our environmental footprint. Working with suppliers, we continue with initiatives that will help us to further advance our sustainability management practices.
Share of purchased expenditures actively monitored(%)
Since 2003, CIBC’s share of purchased expenditures actively monitored has increased by 12%.
Paper purchases(1)
(kg millions)
CIBC’s paper purchases increased from 2.1 million kg in 2003 to 2.2 million kg in 2005. All purchases are 100% elemental chlorine free.
Employee business travel mileage
(km millions)
Since 2003, CIBC has increased its employee business travel by 8%.

(1)	Based on Canadian paper sales only from CIBC preferred vendor. Figures estimated based on orders and weight.

152 Principal Subsidiaries	CIBC Annual Accountability Report 2005 For what matters
PRINCIPAL SUBSIDIARIES

Unaudited, $ millions, as at October 31, 2005		Book value(3)of shares
	Address of head	owned by CIBC and other
Subsidiary name(1)(2)	or principal office	subsidiaries of CIBC

CIBC Asset Management Holdings Inc.	Toronto, Ontario, Canada	311
CIBC Asset Management Inc.	Montreal, Quebec, Canada
CIBC BA Limited	Toronto, Ontario, Canada		(4)
CIBC Investor Services Inc.	Toronto, Ontario, Canada	25
CIBC Life Insurance Company Limited	Mississauga, Ontario, Canada	24
CIBC Mortgages Inc.	Toronto, Ontario, Canada	130
3877337 Canada Inc. (Home Loans Canada)	Toronto, Ontario, Canada
CIBC Securities Inc.	Toronto, Ontario, Canada	2
CIBC Trust Corporation	Toronto, Ontario, Canada	411
CIBC World Markets Inc.(5)	Toronto, Ontario, Canada	306
CIBC Delaware Holdings Inc.(6)	New York, NY, U.S.A.
Canadian Imperial Holdings Inc.	New York, NY, U.S.A.
CIBC Inc.	New York, NY, U.S.A.
CIBC World Markets Corp.	New York, NY, U.S.A.
CIBC Israel Ltd.	Tel Aviv, Israel
CIBC WM Real Estate (Quebec) Ltd.	Montreal, Quebec, Canada
CIBC WM International Limited(7)	St. Michael, Barbados	1,548
INTRIA Items Inc. (90%)(8)	Mississauga, Ontario, Canada	25
TAL Global Asset Management Inc.	Montreal, Quebec, Canada	301
T.A.L. Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management (Cayman) Limited	George Town, Cayman Islands
TAL Global Asset Management Limited	Hong Kong, China
TAL Global Asset Management (Bermuda) Limited	Hamilton, Bermuda
T.A.L. Asset Management (Guernsey) Limited	St. Peter Port, Guernsey, Channel Islands
TAL Global Advisers Ltd.	Montreal, Quebec, Canada
TAL Global Advisers Management Inc.	New York, NY, U.S.A.
CIBC Private Investment Counsel Inc.	Montreal, Quebec, Canada
CIBC Capital Funding III, L.P.	New York, NY, U.S.A.	111
CIBC Holdings (Cayman) Limited(7)	George Town, Cayman Islands	2,962
CIBC Bank and Trust Company (Cayman) Limited	George Town, Cayman Islands
CIBC Investments (Cayman) Limited	George Town, Cayman Islands
CIBC Offshore Services Inc.	St. Michael, Barbados
CIBC Reinsurance Company Limited	St. Michael, Barbados
CIBC World Markets (International) Arbitrage Corp.	St. Michael, Barbados
CIBC Trust Company (Bahamas) Limited	Nassau, The Bahamas
CIBC World Markets Securities Ireland Limited	Dublin, Ireland
CIBC Offshore Banking Services Corporation(5)	St. Michael, Barbados	5,448
CIBC Australia Holdings Limited	Sydney, New South Wales, Australia	63
CIBC Australia Limited	Sydney, New South Wales, Australia
CIBC World Markets (Japan) Inc.	Tokyo, Japan	41
CIBC Asia Limited	Singapore City, Singapore	125
CIBC World Markets plc	London, England, U.K.	391

(1)	CIBC and other subsidiaries of CIBC own 100% of the voting shares of each subsidiary, except as otherwise noted.

(2)	Each subsidiary is incorporated or organized under the laws of the state or country in which the principal office is situated, except for CIBC World Markets (Japan) Inc., which was incorporated in Barbados;
CIBC Capital Funding III L.P., which was organized under the laws of the state of Nevada, U.S.A.; CIBC Delaware Holdings Inc., CIBC World Markets Corp., Canadian Imperial Holdings Inc., CIBC Inc., and TAL Global Advisors Management Inc., which were incorporated or organized under the laws of the state of Delaware, U.S.A.

(3)	The book value of shares of subsidiaries is shown at cost and may include non-voting common and preferred shares.

(4)	The book value of shares owned by CIBC is less than $1 million.

(5)	CIBC directly or indirectly owns 100% of the non-voting shares of the subsidiaries.

(6)	CIBC directly owns $3.7 billion of shares of CIBC Delaware Holdings Inc.

(7)	On November 7, 2005, CIBC transferred ownership of CIBC WM International Limited to its wholly-owned subsidiary, CIBC Holdings (Cayman) Limited.

(8)	On November 1, 2005, CIBC purchased the minority stake in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc., a subsidiary of Fiserv Inc. INTRIA Items Inc. is now a wholly-owned subsidiary of CIBC.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information	153
AVERAGE BALANCE SHEET, NET INTEREST INCOME AND MARGIN

	Average balance			Interest			Average rate
Unaudited, $ millions, for the years ended October 31	2005	2004(1)	2003(1)	2005	2004(1)	2003(1)	2005	2004(1)	2003(1)

Domestic assets(2)
Cash and deposits with banks	$1,888	$1,724	$2,134	$12	$10	$19	0.64%	0.58%	0.89%
Securities Investment	5,930	6,567	9,071	261	265	419	4.40	4.04	4.62
Trading	31,895	26,288	25,026	903	748	856	2.83	2.85	3.42
Securities borrowed or purchased under resale agreements	13,008	12,124	9,880	322	277	278	2.48	2.28	2.81

Loans Residential mortgages	74,794	70,062	68,490	3,261	3,131	3,430	4.36	4.47	5.01
Personal and credit card	33,835	32,948	29,220	2,509	2,507	2,428	7.42	7.61	8.31
Business and government	22,570	22,881	22,916	1,337	1,355	1,444	5.92	5.92	6.30

Total loans	131,199	125,891	120,626	7,107	6,993	7,302	5.42	5.55	6.05

Other interest-bearing assets	400	366	421	56	97	156	14.00	26.50	37.05
Derivative instruments market valuation	8,036	7,443	6,031
Customers’ liability under acceptances	5,108	4,922	5,881
Other non-interest-bearing assets	9,388	8,622	7,736

Total domestic assets	206,852	193,947	186,806	8,661	8,390	9,030	4.19	4.33	4.83

Foreign assets(2)
Cash and deposits with banks	11,066	9,773	8,090	324	142	116	2.93	1.45	1.43
Securities Investment	8,639	10,686	10,906	362	439	490	4.19	4.11	4.49
Trading	26,102	26,948	26,457	647	509	610	2.48	1.89	2.31
Securities borrowed or purchased under resale agreements	8,174	8,343	10,509	785	247	250	9.60	2.96	2.38

Loans Residential mortgages	8	12	61	—	1	4	0.00	8.33	6.56
Personal and credit card	666	927	1,536	23	31	60	3.45	3.34	3.91
Business and government	7,954	8,223	13,950	415	388	580	5.22	4.72	4.16

Total loans	8,628	9,162	15,547	438	420	644	5.08	4.58	4.14

Other interest-bearing assets	692	966	378	39	41	36	5.64	4.24	9.52
Derivative instruments market valuation	14,549	16,270	20,310
Customers’ liability under acceptances	—	—	6
Other non-interest-bearing assets	4,143	4,715	5,730

Total foreign assets	81,993	86,863	97,933	2,595	1,798	2,146	3.16	2.07	2.19

Total assets	$288,845	$280,810	$284,739	$11,256	$10,188	$11,176	3.90%	3.63%	3.92%

Domestic liabilities(2)
Deposits Personal	$70,085	$67,400	$64,605	$1,150	$1,194	$1,280	1.64%	1.77%	1.98%
Business and government	69,226	59,771	54,760	1,614	1,185	1,268	2.33	1.98	2.32
Bank	872	525	541	16	9	12	1.83	1.71	2.22

Total deposits	140,183	127,696	119,906	2,780	2,388	2,560	1.98	1.87	2.14
Derivative instruments market valuation	8,095	7,144	6,132
Acceptances	5,109	4,923	5,901
Obligations related to securities sold short	10,790	8,039	6,241	375	270	235	3.48	3.36	3.77
Obligations related to securities lent or sold under repurchase agreements	8,161	7,482	9,876	218	190	295	2.67	2.54	2.99
Other liabilities	10,189	9,116	8,336	—	71	303	—	0.78	3.63
Subordinated indebtedness	3,279	2,691	2,275	214	198	181	6.53	7.36	7.96
Preferred share liabilities	963	1,631	1,896	66	108	113	6.85	6.62	5.96
Non-controlling interests	386	18	21	—	—	—	—	—	—

Total domestic liabilities	187,155	168,740	160,584	3,653	3,225	3,687	1.95	1.91	2.30

Foreign liabilities(2)
Deposits Personal	2,246	2,747	3,075	48	42	50	2.14	1.53	1.63
Business and government	41,875	50,321	59,028	1,255	775	939	3.00	1.54	1.59
Bank	10,171	10,711	12,330	263	186	227	2.59	1.74	1.84

Total deposits	54,292	63,779	74,433	1,566	1,003	1,216	2.88	1.57	1.63
Derivative instruments market valuation	14,658	15,616	19,483
Acceptances	—	—	6
Obligations related to securities sold short	4,996	5,253	5,162	93	102	161	1.86	1.94	3.12
Obligations related to securities lent or sold under repurchase agreements	9,263	11,031	9,019	794	263	195	8.57	2.38	2.16
Other liabilities	5,059	3,185	3,751	188	323	378	3.72	10.14	10.08
Subordinated indebtedness	777	868	1,212	25	14	22	3.22	1.61	1.82
Non-controlling interests	609	6	3	—	—	—	—	—	—

Total foreign liabilities	89,654	99,738	113,069	2,666	1,705	1,972	2.99	1.71	1.74

Total liabilities	276,809	268,478	273,653	6,319	4,930	5,659	2.28	1.84	2.07
Shareholders’ equity	12,036	12,332	11,086

Total liabilities and shareholders’ equity	$288,845	$280,810	$284,739	$6,319	$4,930	$5,659	2.19%	1.76%	1.99%

Net interest income and margin				$4,937	$5,258	$5,517	1.71%	1.87%	1.94%

Additional disclosures:
Non-interest-bearing deposit liabilities
Domestic	$20,424	$9,699	$8,147
Foreign	$922	$769	$624

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

154	Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
VOLUME/RATE ANALYSIS OF CHANGES IN NET INTEREST INCOME

	2005/2004			2004/2003(1)
	Increase (decrease) due to change in:			Increase (decrease) due to change in:
	Average	Average		Average	Average
Unaudited, $ millions	balance	rate	Total	balance	rate	Total

Domestic assets(2)
Cash and deposits with banks	$1	$1	$2	$(4)	$(5)	$(9)
Securities Investment	(26)	22	(4)	(116)	(38)	(154)
Trading	160	(5)	155	43	(151)	(108)
Securities borrowed or purchased under resale agreements	20	25	45	63	(64)	(1)

Loans Residential mortgages	211	(81)	130	79	(378)	(299)
Personal and credit card	67	(65)	2	310	(231)	79
Business and government	(18)	—	(18)	(2)	(87)	(89)

Total loans	260	(146)	114	387	(696)	(309)
Other interest-bearing assets	9	(50)	(41)	(20)	(39)	(59)

Change in domestic interest income	424	(153)	271	353	(993)	(640)

Foreign assets(2)
Cash and deposits with banks
Interest-bearing deposits with banks	19	163	182	24	2	26
Securities Investment	(84)	7	(77)	(10)	(41)	(51)
Trading	(16)	154	138	11	(112)	(101)
Securities borrowed or purchased under resale agreements	(5)	543	538	(52)	49	(3)

Loans Residential mortgages	—	(1)	(1)	(3)	—	(3)
Personal and credit card	(9)	1	(8)	(24)	(5)	(29)
Business and government	(13)	40	27	(238)	46	(192)

Total loans	(22)	40	18	(265)	41	(224)
Other interest-bearing assets	(12)	10	(2)	56	(51)	5

Change in foreign interest income	(120)	917	797	(236)	(112)	(348)

Total change in interest income	$304	$764	$1,068	$117	$(1,105)	$(988)

Domestic liabilities(2)
Deposits Personal	$48	$(92)	$(44)	$55	$(141)	$(86)
Business and government	187	242	429	116	(199)	(83)
Bank	6	1	7	–	(3)	(3)

Total deposits	241	151	392	171	(343)	(172)
Obligations related to securities sold short	92	13	105	68	(33)	35
Obligations related to securities lent or sold under repurchase agreements	17	11	28	(72)	(33)	(105)
Other liabilities	8	(79)	(71)	28	(260)	(232)
Subordinated indebtedness	43	(27)	16	33	(16)	17
Preferred share liabilities	(44)	2	(42)	(16)	11	(5)

Change in domestic interest expense	357	71	428	212	(674)	(462)

Foreign liabilities(2)
Deposits Personal	(8)	14	6	(5)	(3)	(8)
Business and government	(130)	610	480	(139)	(25)	(164)
Bank	(9)	86	77	(30)	(11)	(41)

Total deposits	(147)	710	563	(174)	(39)	(213)
Obligations related to securities sold short	(5)	(4)	(9)	3	(62)	(59)
Obligations related to securities lent or sold under repurchase agreements	(42)	573	531	44	24	68
Other liabilities	190	(325)	(135)	(57)	2	(55)
Subordinated indebtedness	(1)	12	11	(6)	(2)	(8)

Change in foreign interest expense	(5)	966	961	(190)	(77)	(267)

Total change in interest expense	$352	$1,037	$1,389	$22	$(751)	$(729)

Change in total net interest income	$(48)	$(273)	$(321)	$95	$(354)	$(259)

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	Classification as domestic or foreign is based on domicile of debtor or customer.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information	155
ANALYSIS OF NET LOANS AND ACCEPTANCES

	Canada(1)					U .S.(1)
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Residential mortgages	$77,172	$72,543	$69,955	$66,251	$57,777	$7	$10	$14	$321	$239
Student	1,575	2,089	2,600	2,960	3,568	—	—	—	—	—
Personal	25,545	23,145	19,754	17,656	15,324	298	283	314	1,803	1,657
Credit card	6,429	8,098	8,844	7,194	6,707	19	249	246	278	4

Total consumer loans	110,721	105,875	101,153	94,061	83,376	324	542	574	2,402	1,900

Non-residential mortgages	5,300	5,025	4,515	3,821	3,085	1,404	—	—	—	—
Financial institutions	1,498	1,829	2,018	2,143	2,706	403	620	938	1,120	2,851
Retail	2,092	2,229	2,239	2,165	2,563	166	96	124	298	294
Business services	3,501	3,397	3,566	3,574	3,635	503	280	550	1,238	1,079
Manufacturing, capital goods	948	1,201	1,518	1,595	1,876	310	240	348	797	845
Manufacturing, consumer goods	1,420	1,512	1,737	1,863	2,278	209	294	157	559	533
Real estate and construction	2,569	2,358	2,101	2,135	2,058	708	1,809	1,709	2,121	1,599
Agriculture	3,409	4,085	4,232	4,177	3,807	8	35	22	—	—
Oil and gas	2,197	2,067	1,878	2,784	3,230	112	128	272	605	850
Mining	147	134	341	507	420	8	25	35	73	55
Forest products	456	346	537	559	598	36	10	89	356	297
Hardware and software	216	290	237	187	290	37	90	215	126	497
Telecommunications and cable	338	305	442	872	942	398	123	323	1,144	1,336
Publishing, printing and broadcasting	551	285	439	613	1,275	29	85	213	362	282
Transportation	584	643	828	1,063	1,246	499	472	506	667	612
Utilities	305	323	331	490	453	86	99	195	1,562	1,157
Education, health and social services	1,276	1,334	1,284	1,280	1,185	432	62	63	162	161
Governments	691	758	832	836	706	12	11	12	13	12
General allowance allocated to business and government loans(2)	(298)	(346)	(315)	(414)	—	(159)	(125)	(238)	(333)	—

Total business and government loans including acceptances	27,200	27,775	28,760	30,250	32,353	5,201	4,354	5,533	10,870	12,460

General allowance for credit losses(2)

Total net loans and acceptances	$137,921	$133,650	$129,913	$124,311	$115,729	$5,525	$4,896	$6,107	$13,272	$14,360

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.
SUMMARY OF ALLOWANCE FOR CREDIT LOSSES

Unaudited, $ millions, for the years ended October 31	2005	2004	2003	2002	2001

Balance at beginning of year	$1,828	$1,956	$2,289	$2,295	$2,238
Provision for credit losses	706	628	1,143	1,500	1,100
Write-offs
Domestic
Residential mortgages	7	3	6	6	4
Student	40	77	108	145	131
Personal and credit card	698	662	560	430	349
Other business and government	171	157	295	183	90
Foreign
Personal and credit card	1	12	22	20	7
Other business and government	84	49	321	921	668

Total write-offs	1,001	960	1,312	1,705	1,249

Recoveries
Domestic
Student	5	18	36	63	89
Personal and credit card	78	88	72	60	48
Other business and government	19	20	12	30	25
Foreign
Personal and credit card	—	—	—	2	4
Other business and government	22	89	62	62	19

Total recoveries	124	215	182	217	185

Net write-offs	877	745	1,130	1,488	1,064
Transfer to loans held for sale	—	—	(292)	—	—
Foreign exchange and other adjustments	(19)	(11)	(54)	(18)	21

Balance at end of year	$1,638	$1,828	$1,956	$2,289	$2,295

Comprised of:
Loans	$1,636	$1,825	$1,952	$2,288	$2,294
Letters of credit	2	2	1	1	1
Loans substitute securities	—	1	3	—	—

Ratio of net write-offs during year to average loans outstanding during year	0.63%	0.55%	0.83%	1.10%	0.83%

156	Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
ANALYSIS OF NET LOANS AND ACCEPTANCES (continued)

	Other (1)					Total
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Residential mortgages	$—	$—	$—	$—	$712	$77,179	$72,553	$69,969	$66,572	$58,728
Student	—	—	—	—	—	1,575	2,089	2,600	2,960	3,568
Personal	169	272	209	192	589	26,012	23,700	20,277	19,651	17,570
Credit card	—	—	—	—	60	6,448	8,347	9,090	7,472	6,771

Total consumer loans	169	272	209	192	1,361	111,214	106,689	101,936	96,655	86,637

Non-residential mortgages	—	5	9	15	170	6,704	5,030	4,524	3,836	3,255
Financial institutions	1,173	1,198	783	866	1,315	3,074	3,647	3,739	4,129	6,872
Retail	91	38	101	64	329	2,349	2,363	2,464	2,527	3,186
Business services	298	403	448	692	1,273	4,302	4,080	4,564	5,504	5,987
Manufacturing, capital goods	779	369	142	167	291	2,037	1,810	2,008	2,559	3,012
Manufacturing, consumer goods	47	58	9	109	378	1,676	1,864	1,903	2,531	3,189
Real estate and construction	26	7	18	69	357	3,303	4,174	3,828	4,325	4,014
Agriculture	—	—	1	—	39	3,417	4,120	4,255	4,177	3,846
Oil and gas	27	70	40	96	263	2,336	2,265	2,190	3,485	4,343
Mining	26	66	130	264	370	181	225	506	844	845
Forest products	73	76	86	116	185	565	432	712	1,031	1,080
Hardware and software	20	28	5	59	139	273	408	457	372	926
Telecommunications and cable	285	309	519	2,247	2,384	1,021	737	1,284	4,263	4,662
Publishing, printing and broadcasting	44	26	29	278	222	624	396	681	1,253	1,779
Transportation	289	678	412	734	830	1,372	1,793	1,746	2,464	2,688
Utilities	153	171	304	553	753	544	593	830	2,605	2,363
Education, health and social services	—	—	—	—	26	1,708	1,396	1,347	1,442	1,372
Governments	—	—	—	18	137	703	769	844	867	855
General allowance allocated to business and government loans(2)	(44)	(38)	(192)	(205)	—	(501)	(509)	(745)	(952)	—

Total business and government loans including acceptances	3,287	3,464	2,844	6,142	9,461	35,688	35,593	37,137	47,262	54,274

General allowance for credit losses(2)	—	—	—	—	—	—	—	—	—	(1,250)

Total net loans and acceptances	$3,456	$3,736	$3,053	$6,334	$10,822	$146,902	$142,282	$139,073	$143,917	$139,661

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information 157
ALLOWANCE FOR CREDIT LOSSES AS A PERCENTAGE OF EACH LOAN CATEGORY(1)

	Allowance for credit losses					Allowance as a % of each loan category
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Domestic
Residential mortgages	$37	$39	$45	$40	$23	0.05%	0.05%	0.06%	0.06%	0.04%
Personal and credit card	812	843	714	680	488	2.36	2.47	2.24	2.39	1.87
Other business and government	534	608	585	795	396	2.36	2.58	2.42	3.29	1.61

Total domestic	1,383	1,490	1,344	1,515	907	1.03	1.14	1.07	1.27	0.84

Foreign
Personal and credit card	6	21	14	21	14	1.22	2.55	1.79	0.92	0.60
Other business and government	247	314	594	752	123	2.83	3.86	6.62	4.23	0.56

Total foreign	253	335	608	773	137	2.74	3.74	6.23	3.79	0.54

General allowance for credit losses(2)	—	—	—	—	1,250	—	—	—	—	—

Total allowance	$1,636	$1,825	$1,952	$2,288	$2,294	1.14%	1.31%	1.44%	1.64%	1.71%

(1)	Percentage is calculated on loan portfolio excluding acceptances.

(2)	Pursuant to an OSFI guideline issued in October 2001, the general allowance has been allocated to related asset categories beginning 2002 onwards.
NET LOANS AND ACCEPTANCES BY GEOGRAPHIC LOCATION

Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001

Canada
Atlantic provinces	$7,934	$8,168	$8,274	$8,018	$7,020
Quebec	12,295	11,601	11,601	10,691	9,670
Ontario	68,753	66,293	63,360	60,642	56,702
Prairie provinces	5,981	6,079	6,197	6,117	5,476
Alberta, Northwest Territories and Nunavut	20,184	19,780	19,225	18,614	17,397
British Columbia and the Yukon	23,540	22,581	21,920	20,926	19,464
General allowance allocated to Canada	(766)	(852)	(664)	(697)	—

Total Canada	137,921	133,650	129,913	124,311	115,729

United States	5,525	4,896	6,107	13,272	14,360

Other countries	3,456	3,736	3,053	6,334	10,822

Total loans and acceptances	146,902	142,282	139,073	143,917	140,911
General allowance for credit losses(1)	—	—	—	—	(1,250)

Total net loan and acceptances	$146,902	$142,282	$139,073	$143,917	$139,661

(1)	Pursuant to an OSFI guideline issued in October 2001,the general allowance has been allocated to related asset categories beginning 2002 onwards.

158 Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
IMPAIRED LOANS BEFORE GENERAL ALLOWANCES

	Canada(1)					U.S.(1)
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Gross impaired loans
Residential mortgages	$141	$120	$177	$172	$182	$—	$—	$—	$—	$—
Student	71	90	86	123	177	—	—	—	—	—
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	221	176	137	114	101	—	—	1	2	1

Total gross impaired consumer loans	433	386	400	409	460	—	—	1	2	1

Non-residential mortgages	6	10	28	28	28	—	—	—	—	—
Financial institutions	6	4	5	7	9	8	12	23	45	50
Service and retail industries	113	130	219	253	197	39	53	13	30	15
Manufacturing, consumer and capital goods	93	70	82	54	128	6	4	35	55	37
Real estate and construction	17	28	54	51	84	—	—	—	24	—
Agriculture	150	155	73	35	42	—	—	—	—	—
Resource-based industries	5	10	11	17	23	2	2	16	93	12
Telecommunications, media and technology	13	9	6	87	62	2	2	27	372	77
Transportation	12	9	34	236	236	—	1	1	32	33
Utilities	—	—	1	8	9	—	—	7	80	—
Other	6	7	6	9	9	—	1	2	4	2

Total gross impaired — business and government loans	421	432	519	785	827	57	75	124	735	226

Total gross impaired loans	854	818	919	1,194	1,287	57	75	125	737	227
Other past due loans(2)	54	54	64	38	67	—	1	—	—	—

Total gross impaired and other past due loans	$908	$872	$983	$1,232	$1,354	$57	$76	$125	$737	$227

Allowance for credit losses
Residential mortgages	$18	$17	$18	$21	$23	$—	$—	$—	$—	$—
Student	36	71	166	237	320	—	—	—	—	—
Credit card	101	122	126	99	99	—	11	8	—	—
Personal	226	166	100	80	69	—	—	—	6	—

Total allowance — consumer loans(3)	381	376	410	437	511	—	11	- 8	6	—

Non-residential mortgages	3	6	16	14	16	—	—	—	—	—
Financial institutions	6	4	4	5	8	6	7	16	26	29
Service and retail industries	78	86	113	117	93	21	25	8	2	3
Manufacturing, consumer and capital goods	51	40	38	45	72	3	4	18	8	7
Real estate and construction	9	14	24	30	65	—	—	—	1	—
Agriculture	68	85	38	13	9	—	—	—	—	—
Resource-based industries	3	8	10	15	17	—	1	2	8	7
Telecommunications, media and technology	6	8	3	52	33	—	—	3	33	29
Transportation	8	7	23	76	74	—	1	1	1	1
Utilities	—	—	—	8	3	—	—	1	49	—
Other	4	5	4	6	6	—	—	—	—	—

Total allowance — business and government loans	236	263	273	381	396	30	38	49	128	76

Total allowance	$617	$639	$683	$818	$907	$30	$49	$57	$134	$76

Net impaired loans
Residential mortgages	$123	$103	$159	$151	$159	$—	$—	$—	$—	$—
Student	35	19	(80)	(114)	(143)	—	—	—	—	—
Credit card	(101)	(122)	(126)	(99)	(99)	—	(11)	(8)	—	—
Personal	(5)	10	37	34	32	—	—	1	(4)	1

Total net impaired consumer loans(3)	52	10	(10)	(28)	(51)	—	(11)	(7)	(4)	1

Non-residential mortgages	3	4	12	14	12	—	—	—	—	—
Financial institutions	—	—	1	2	1	2	5	7	19	21
Service and retail industries	35	44	106	136	104	18	28	5	28	12
Manufacturing, consumer and capital goods	42	30	44	9	56	3	—	17	47	30
Real estate and construction	8	14	30	21	19	—	—	—	23	—
Agriculture	82	70	35	22	33	—	—	—	—	—
Resource-based industries	2	2	1	2	6	2	1	14	85	5
Telecommunications, media and technology	7	1	3	35	29	2	2	24	339	48
Transportation	4	2	11	160	162	—	—	—	31	32
Utilities	—	—	1	—	6	—	—	6	31	—
Other	2	2	2	3	3	—	1	2	4	2

Total net impaired — business and government loans	185	169	246	404	431	27	37	75	607	150

Total net impaired loans	$237	$179	$236	$376	$380	$27	$26	$68	$603	$151

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

CIBC Annual Accountability Report 2005 For what matters	Supplementary Annual Financial Information 159
IMPAIRED LOANS BEFORE GENERAL ALLOWANCES (continued)

	Other(1)					Total
Unaudited, $ millions, as at October 31	2005	2004	2003	2002	2001	2005	2004	2003	2002	2001

Gross impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$141	$120	$177	$172	$182
Student	—	—	—	—	—	71	90	86	123	177
Credit card	—	—	—	—	—	—	—	—	—	—
Personal	—	—	—	—	44	221	176	138	116	146

Total gross impaired consumer loans	—	—	—	—	44	433	386	401	411	505

Non-residential mortgages	—	—	—	—	—	6	10	28	28	28
Financial institutions	23	113	1	3	9	37	129	29	55	68
Service and retail industries	11	73	225	—	33	163	256	457	283	245
Manufacturing, consumer and capital goods	3	—	—	—	4	102	74	117	109	169
Real estate and construction	—	—	3	9	23	17	28	57	84	107
Agriculture	1	2	2	3	6	151	157	75	38	48
Resource-based industries	—	—	28	34	—	7	12	55	144	35
Telecommunications, media and technology	—	22	25	274	56	15	33	58	733	195
Transportation	—	—	—	—	1	12	10	35	268	270
Utilities	—	6	48	21	12	—	6	56	109	21
Other	—	—	—	—	—	6	8	8	13	11

Total gross impaired — business and government loans	38	216	332	344	144	516	723	975	1,864	1,197

Total gross impaired loans	38	216	332	344	188	949	1,109	1,376	2,275	1,702
Other past due loans(2)	—	—	—	—	1	54	55	64	38	68

Total gross impaired — and other past due loans	$38	$216	$332	$344	$189	$1,003	$1,164	$1,440	$2,313	$1,770

Allowance for credit losses
Residential mortgages	$—	$—	$—	$—	$—	$18	$17	$18	$21	$23
Student	—	—	—	—	—	36	71	166	237	320
Credit card	—	—	—	—	—	101	133	134	99	99
Personal	—	—	—	—	14	226	166	100	86	83

Total allowance — consumer loans(3)	—	—	—	—	14	381	387	418	443	525

Non-residential mortgages	—	—	—	—	—	3	6	16	14	16
Financial institutions	3	56	1	2	4	15	67	21	33	41
Service and retail industries	9	42	79	—	5	108	153	200	119	101
Manufacturing, consumer and capital goods	1	—	—	—	2	55	44	56	53	81
Real estate and construction	—	—	3	9	13	9	14	27	40	78
Agriculture	1	2	2	3	4	69	87	40	16	13
Resource-based industries	—	—	15	18	—	3	9	27	41	24
Telecommunications, media and technology	—	9	11	38	7	6	17	17	123	69
Transportation	—	—	—	—	—	8	8	24	77	75
Utilities	—	4	4	16	12	—	4	5	73	15
Other	—	—	—	—	—	4	5	4	6	6

Total allowance — business and government loans	14	113	115	86	47	280	414	437	595	519

Total allowance	$14	$113	$115	$86	$61	$661	$801	$855	$1,038	$1,044

Net impaired loans
Residential mortgages	$—	$—	$—	$—	$—	$123	$103	$159	$151	$159
Student	—	—	—	—	—	35	19	(80)	(114)	(143)
Credit card	—	—	—	—	—	(101)	(133)	(134)	(99)	(99)
Personal	—	—	—	—	30	(5)	10	38	30	63

Total net impaired consumer loans(3)	—	—	—	—	30	52	(1)	(17)	(32)	(20)

Non-residential mortgages	—	—	—	—	—	3	4	12	14	12
Financial institutions	20	57	—	1	5	22	62	8	22	27
Service and retail industries	2	31	146	—	28	55	103	257	164	144
Manufacturing, consumer and capital goods	2	—	—	—	2	47	30	61	56	88
Real estate and construction	—	—	—	—	10	8	14	30	44	29
Agriculture	—	—	—	—	2	82	70	35	22	35
Resource-based industries	—	—	13	16	—	4	3	28	103	11
Telecommunications, media and technology	—	13	14	236	49	9	16	41	610	126
Transportation	—	—	—	—	1	4	2	11	191	195
Utilities	—	2	44	5	—	—	2	51	36	6
Other	—	—	—	—	—	2	3	4	7	5

Total net impaired — business and government loans	24	103	217	258	97	236	309	538	1,269	678

Total net impaired loans	$24	$103	$217	$258	$127	$288	$308	$521	$1,237	$658

(1)	Classification by country is based on domicile of debtor or customer.

(2)	Other past due loans, which have not been classified as impaired, are described in Note 4 to the consolidated financial statements.

(3)	Specific allowances for large numbers of homogeneous balances of relatively small amounts are established by reference to historical ratios of write-offs to balances outstanding. This may result in negative net impaired loans as individual loans are generally classified as impaired when repayment of principal or interest is contractually 90 days in arrears.

160 Supplementary Annual Financial Information	CIBC Annual Accountability Report 2005 For what matters
DEPOSITS

	Average balance			Interest			Rate
Unaudited, $ millions, for the years ended October 31	2005	2004	2003	2005	2004	2003	2005	2004	2003

Deposits in domestic bank offices(1)
Payable on demand
Personal	$4,969	$5,422	$5,774	$6	$39	$60	0.12%	0.72%	1.04%
Business and government	17,788	16,726	15,525	167	117	143	0.94	0.70	0.92
Bank	833	559	429	5	3	4	0.60	0.54	0.93
Payable after notice
Personal	31,300	28,284	25,015	203	160	151	0.65	0.57	0.60
Business and government	6,371	6,008	5,955	118	95	126	1.85	1.58	2.12
Bank	3	1	1	—	—	—	—	—	—
Payable on a fixed date
Personal	35,439	35,343	35,525	973	1,021	1,100	2.75	2.89	3.10
Business and government	46,325	38,547	34,519	1,355	986	1,013	2.92	2.56	2.93
Bank	558	570	628	15	8	12	2.69	1.40	1.91

Total domestic	143,586	131,460	123,371	2,842	2,429	2,609	1.98	1.85	2.11

Deposits in foreign bank offices
Payable on demand
Personal	73	131	254	—	—	—	—	—	—
Business and government	326	354	308	6	2	1	1.84	0.56	0.32
Bank	28	61	94	1	1	2	3.57	1.64	2.13
Payable after notice
Personal	92	91	87	2	1	1	2.17	1.10	1.15
Business and government	43	46	8	—	—	—	—	—	—
Bank	17	77	111	—	1	1	—	1.30	0.90
Payable on a fixed date
Personal	458	876	1,025	14	15	18	3.06	1.71	1.76
Business and government	40,248	48,412	57,473	1,223	760	924	3.04	1.57	1.61
Bank	9,604	9,967	11,608	258	182	220	2.69	1.83	1.90

Total foreign	50,889	60,015	70,968	1,504	962	1,167	2.96	1.60	1.64

Total deposits	$194,475	$191,475	$194,339	$4,346	$3,391	$3,776	2.23%	1.77%	1.94%

(1)	Deposits by foreign depositors in our domestic bank offices amounted to $3.8 billion (2004: $3.6 billion; 2003: $4.4 billion).
SHORT-TERM BORROWINGS

Unaudited, $ millions, as at or for the years ended October 31	2005	2004	2003

Amounts outstanding at end of year
Obligations related to securities sold short	$14,883	$12,220	$11,659
Obligations related to securities lent or sold under repurchase agreements	14,325	16,790	19,293

Total short-term borrowings	$29,208	$29,010	$30,952

Obligations related to securities sold short
Average balance	$15,786	$13,292	$11,403
Maximum month-end balance	16,230	15,507	12,568
Average interest rate	2.96%	2.80%	3.47%
Obligations related to securities lent or sold under repurchase agreements
Average balance	17,424	18,513	18,895
Maximum month-end balance	24,381	23,571	21,584
Average interest rate	5.81%	2.45%	2.59%

FEES PAID TO THE SHAREHOLDERS’ AUDITORS

Unaudited, $ millions, for the years ended October 31	2005	2004	2003

Audit fees(1)	$16.1	$16.1	$7.3
Audit related fees(2)	1.5	1.6	2.3
Tax fees(3)	0.4	0.2	0.1
All other fees(4)	—	3.8	—

Total	$18.0	$21.7	$9.7

(1)	For the audit of CIBC’s annual financial statement and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees for 2004 and 2005 include the audit of internal control over financial reporting under standards of the Public Company Accounting Oversight Board (United States).

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and translation of financial reports.

(3)	For tax compliance services.

(4)	For products and services other than the fees reported in (1) to (3), including fees paid for a Board of Directors’ reporting project.

CIBC Annual Accountability Report 2005 For what matters	Quarterly Review 161
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

				2005				2004(1)
Unaudited, $ millions, for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net interest income	$1,172	$1,219	$1,224	$1,322	$1,287	$1,320	$1,260	$1,391
Non-interest income	2,251	1,932	1,596	1,757	1,614	1,586	1,767	1,550

Total revenue	3,423	3,151	2,820	3,079	2,901	2,906	3,027	2,941
Provision for credit losses	170	199	159	178	175	91	207	155
Non-interest expenses	2,057	4,850	2,032	1,901	2,266	1,968	2,074	1,943

Income (loss) before income taxes and non-controlling interests	1,196	(1,898)	629	1,000	460	847	746	843
Income taxes	436	(106)	176	283	46	250	238	256
Non-controlling interests	32	115	13	10	12	1	1	1

Net income (loss)	$728	$(1,907)	$440	$707	$402	$596	$507	$586

Dividends on preferred shares	33	36	28	28	27	23	24	26
Net income (loss) applicable to common shares	$695	$(1,943)	$412	$679	$375	$573	$483	$560

CONDENSED CONSOLIDATED BALANCE SHEETS

				2005				2004(1)
Unaudited, $ millions, as at quarter-end	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Assets
Cash and non-interest-bearing deposits with banks	$1,310	$1,417	$1,279	$1,267	$1,374	$1,273	$1,128	$1,359
Interest-bearing deposits with banks	10,542	12,376	10,823	10,952	10,829	9,447	12,409	10,137
Securities	67,764	72,945	74,096	69,868	67,316	70,465	70,074	71,656
Securities borrowed or purchased under resale agreements	18,514	20,575	20,393	21,424	18,165	18,612	21,169	21,652
Loans Residential mortgages	77,216	76,881	74,520	73,464	72,592	71,214	69,955	69,018
Personal and credit card	34,853	35,667	35,141	35,343	35,000	35,610	34,861	33,656
Business and government	31,350	31,306	31,367	31,969	31,737	32,479	32,630	32,250
Allowance for credit losses	(1,636)	(1,713)	(1,732)	(1,796)	(1,825)	(1,879)	(1,989)	(1,948)
Derivative instruments market valuation	20,309	21,539	21,752	22,843	23,710	20,789	23,904	25,423
Customers’ liability under acceptances	5,119	5,216	5,428	4,651	4,778	5,151	4,695	4,767
Other assets	15,029	16,645	14,643	15,198	15,088	14,718	15,339	16,965

	$280,370	$292,854	$287,710	$285,183	$278,764	$277,879	$284,175	$284,935

Liabilities and shareholders’ equity
Deposits Personal	$73,790	$73,895	$73,417	$72,663	$72,049	$71,754	$71,247	$70,419
Business and government	108,409	112,738	112,436	110,407	106,705	109,260	115,138	111,349
Bank	10,535	10,510	10,631	10,231	11,823	12,006	9,252	11,446
Derivative instruments market valuation	20,128	22,150	21,553	22,392	23,990	20,098	22,321	24,323
Acceptances	5,119	5,216	5,431	4,651	4,778	5,151	4,695	4,778
Obligations related to securities lent or sold short or under repurchase agreements	29,208	33,120	30,645	31,944	29,010	28,685	32,071	32,380
Other liabilities	16,002	19,007	14,770	14,506	13,258	12,882	12,145	12,936
Subordinated indebtedness	5,102	3,853	3,915	3,904	3,889	3,861	3,146	3,201
Preferred share liabilities	600	1,045	1,052	1,048	1,043	1,711	1,726	1,710
Non-controlling interests	746	1,094	1,000	1,034	39	21	21	21
Shareholders’ equity	10,731	10,226	12,860	12,403	12,180	12,450	12,413	12,372

	$280,370	$292,854	$287,710	$285,183	$278,764	$277,879	$284,175	$284,935

SELECT FINANCIAL MEASURES

				2005				2004(1)
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Return on equity	34.2%	(75.1)%	16.2%	25.7%	14.2%	21.3%	18.4%	21.0%
Return on average assets	1.01	(2.59)	0.63	0.97	0.57	0.85	0.73	0.83
Average common shareholders’ equity ($ millions)	$8,045	$10,262	$10,425	$10,503	$10,545	$10,704	$10,693	$10,591
Average assets ($ millions)	$287,119	$292,136	$287,802	$288,288	$278,535	$279,008	$284,242	$281,529
Average assets to average common equity	35.7	28.5	27.6	27.4	26.4	26.1	26.6	26.6
Tier 1 capital ratio	8.5%	7.5%	10.7%	10.5%	10.5%	10.9%	11.0%	11.1%
Total capital ratio	12.7	10.5	13.4	13.1	12.8	13.3	12.8	13.0
Net interest margin	1.62	1.66	1.74	1.82	1.84	1.88	1.80	1.97
Efficiency ratio	60.1	153.9	72.1	61.7	78.1	67.7	68.5	66.1

COMMON SHARE INFORMATION

				2005				2004(1)
Unaudited, as at or for the quarter	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Average shares outstanding (thousands)	333,876	336,486	340,461	346,269	349,128	354,003	358,895	359,742
Per share — basic earnings (loss)	$2.08	$(5.77)	$1.21	$1.96	$1.08	$1.62	$1.35	$1.56
— diluted earnings (loss)(2)	2.06	(5.77)	1.20	1.94	1.06	1.60	1.33	1.54
— dividends	0.68	0.68	0.65	0.65	0.60	0.60	0.50	0.50
— book value(3)	25.00	23.51	30.95	30.62	29.92	30.40	30.17	29.70
Share price(4) — high	80.64	80.80	74.75	73.70	73.90	69.68	71.46	68.60
— low	68.82	72.15	68.36	67.95	64.50	62.20	64.80	59.35
— close	72.20	80.01	74.75	68.45	73.90	66.28	67.19	66.66
Price to earnings multiple (12-month trailing)	n/m	n/m	12.7	11.4	13.2	11.4	10.8	11.8
Dividend payout ratio	32.7%	>100%	53.6%	33.2%	55.7%	37.0%	37.1%	32.3%

(1)	Certain prior period financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	In case of loss, the effect of stock options potentially exercisable on diluted earnings(loss) per share will be anti-dilutive;therefore,basic and diluted earnings(loss) per share will be the same.

(3)	Common shareholders’ equity divided by the number of common shares issued and outstanding at end of quarter.

(4)	The high and low price during the period, and closing price on the last trading day of the period, on the TSX.

n/m — not meaningful due to the net loss.

162 Ten-year Statistical Review	CIBC Annual Accountability Report 2005 For what matters
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited, $ millions, for the years ended October 31	2005	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Net interest income	$4,937	$5,258	$5,517	$5,389	$4,445	$4,154	$4,313	$4,227	$4,427	$4,404
Non-interest income	7,536	6,517	5,946	5,541	6,613	7,797	5,728	4,804	3,980	2,892

Total revenue	12,473	11,775	11,463	10,930	11,058	11,951	10,041	9,031	8,407	7,296
Provision for credit losses	706	628	1,143	1,500	1,100	1,220	750	480	610	480
Non-interest expenses	10,840	8,251	8,128	9,129	8,226	8,096	7,998	7,125	5,372	4,584

Income before income taxes and non-controlling interests	927	2,896	2,192	301	1,732	2,635	1,293	1,426	2,425	2,232
Income taxes	789	790	239	(279)	92	641	320	460	937	911
Non-controlling interests	170	15	3	38	58	62	39	20	27	14

Net (loss) income	$(32)	$2,091	$1,950	$542	$1,582	$1,932	$934	$946	$1,461	$1,307

Dividends on preferred shares	125	100	75	50	17	17	17	16	8	53
Premiums on preferred shares	—	—	—	—	—	—	—	—	—	34
Net (loss) income applicable to common shares	$(157)	$1,991	$1,875	$492	$1,565	$1,915	$917	$930	$1,453	$1,220

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited, $ millions, as at October 31	2005	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Assets
Cash and deposits with banks	$11,852	$12,203	$10,454	$9,512	$11,350	$10,679	$12,527	$10,795	$7,931	$8,120
Securities	67,764	67,316	69,628	64,273	74,794	69,242	59,492	60,970	45,252	39,817
Securities borrowed or purchased under resale agreements	18,514	18,165	19,829	16,020	24,079	20,461	19,158	36,293	37,629	32,534
Loans
Residential mortgages	77,216	72,592	70,014	66,612	58,751	51,921	46,637	43,199	40,039	36,932
Personal and credit card	34,853	35,000	32,695	30,784	28,411	27,939	24,751	24,563	22,305	20,132
Business and government	31,350	31,737	33,177	41,961	46,693	47,567	47,552	49,811	47,107	45,642
Allowance for credit losses	(1,636)	(1,825)	(1,952)	(2,288)	(2,294)	(2,236)	(1,748)	(1,609)	(1,591)	(1,422)
Derivative instruments market valuation	20,309	23,710	22,796	24,717	25,723	23,847	24,449	37,157	21,977	13,314
Customers’ liability under acceptances	5,119	4,778	5,139	6,848	8,100	9,088	9,296	10,995	10,375	8,733
Other assets	15,029	15,088	15,367	14,854	11,867	9,194	8,217	9,256	6,965	6,430

	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232

Liabilities and shareholders’ equity
Deposits
Personal	$73,790	$72,049	$69,202	$67,975	$66,826	$63,109	$60,878	$59,993	$59,188	$61,484
Business and government	108,409	106,705	106,768	117,986	114,270	103,141	85,940	84,862	60,272	43,705
Bank	10,535	11,823	12,160	10,669	13,256	13,382	13,223	15,020	19,438	22,232
Derivative instruments market valuation	20,128	23,990	21,945	24,794	26,395	24,374	25,097	36,245	21,376	12,500
Acceptances	5,119	4,778	5,147	6,878	8,100	9,088	9,296	10,995	10,375	8,733
Obligations related to securities lent or sold short or under repurchase agreements	29,208	29,010	30,952	18,051	32,616	28,191	29,203	48,659	43,932	41,907
Other liabilities	16,002	13,258	13,976	10,869	9,863	10,382	10,888	9,576	8,141	6,970
Subordinated indebtedness	5,102	3,889	3,197	3,627	3,999	4,418	4,544	4,714	4,894	3,892
Preferred share liabilities	600	1,043	1,707	1,988	1,999	1,576	1,633	1,661	1,518	851
Non-controlling interests	746	39	22	111	249	248	204	230	126	71
Shareholders’ equity
Preferred shares	2,381	1,783	1,650	1,100	300	300	300	300	—	217
Common shares	2,952	2,969	2,950	2,842	2,827	2,868	3,035	3,128	3,105	3,055
Contributed surplus	58	59	50	26	—	—	—	—	—	—
Retained earnings	5,340	7,369	7,421	6,377	6,774	6,625	6,090	6,047	5,624	4,615

	$280,370	$278,764	$277,147	$273,293	$287,474	$267,702	$250,331	$281,430	$237,989	$210,232

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

CIBC Annual Accountability Report 2005 For what matters	Ten-year Statistical Review 163
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Unaudited, $ millions,
for the years ended October 31	2005	2004(1)	2003(1)	2002(1)		2001(1)		2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Balance at beginning of year	$12,180	12,071	$10,345	$9,901		$9,793		$9,425	$9,475	$8,729	$7,887	$8,027
Adjustment for change in accounting policy	10 (2)	6 (3)	—	(42	)(4)	(140	)(5)	—	—	—	—	(94	)(6)
Premium on redemption/repurchase of share capital Preferred	—	—	—	—		—		—	—	—	—	(34)
Common	(1,035)	(1,084)	—	(269)		(736)		(873)	(397)	—	—	(281)
Changes in share capital Preferred	598	133	550	800		—		—	—	300	(217)	(486)
Common	(17)	19	108	15		(41)		(167)	(93)	23	50	(147)
Changes in contributed surplus	(1)	9	24	26		—		—	—	—	—	—
Changes in foreign currency translation adjustments	49	(196)	(222)	2		38		8	(4)	1	10	5
Net (loss) income	(32)	2,091	1,950	542		1,582		1,932	934	946	1,461	1,307
Dividends Preferred	(125)	(100)	(75)	(50)		(17)		(17)	(17)	(16)	(8)	(53)
Common	(902)	(781)	(591)	(577)		(536)		(501)	(492)	(498)	(434)	(352)
Other	6	12	(18)	(3)		(42)		(14)	19	(10)	(20)	(5)

Balance at end of year	$10,731	$12,180	$12,071	$10,345		$9,901		$9,793	$9,425	$9,475	$8,729	$7,887

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

(2)	Represents the effect of implementing the CICA AcG-15, “Consolidation of Variable Interest Entities,” which provides a framework for identifying a VIE and requires a primary beneficiary to consolidate a VIE.

(3)	Represents the effect of implementing the CICA AcG-17, “Equity-Linked Deposit Contracts,” which introduced the requirements to bifurcate the equity-linked contracts and measure the derviative at fair value.

(4)	Represents the effect of implementing the CICA handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” which introduced the requirement to account for SARs based on quoted market price on an ongoing basis. Additionally, CIBC adopted the fair value-based method to account for stock transactions with employees and non-officerdirectors, as encouraged by section 3870.

(5)	Represents the effect of implementing the CICA handbook section 3461, “Employee Future Benefits,” which introduced the requirement to accrue the cost of post-retirement and post-employment benefits during the years employees provide services to CIBC.

(6)	Represents the effect of implementing the CICA handbook section 3025, “Impaired Loans,” which introduced the requirement to discount expected cash flows on impaired loans when determining the allowance for credit losses.
SELECT FINANCIAL MEASURES

Unaudited, as at or for the years ended October 31	2005	2004(1)	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)	1997(1)	1996(1)

Return on equity	(1.6)%	18.7%	19.2%	5.1%	16.1%	20.5%	9.8%	10.3%	17.7%	17.1%
Return on average assets	(0.01)	0.74	0.68	0.19	0.57	0.73	0.34	0.34	0.62	0.67
Average common shareholders’ equity ($ millions)	$9,804	$10,633	$9,764	$9,566	$9,739	$9,420	$9,323	$9,100	$8,195	$7,332
Average assets ($ millions)	$288,845	$280,810	$284,739	$292,510	$278,798	$263,119	$271,844	$278,823	$236,025	$196,063
Average assets to average common equity	29.5	26.4	29.2	30.6	28.6	27.9	29.2	30.6	28.8	26.7
Tier 1 capital ratio	8.5%	10.5%	10.8%	8.7%	9.0%	8.7%	8.3%	7.7%	7.0%	6.6%
Total capital ratio	12.7	12.8	13.0	11.3	12.0	12.1	11.5	10.8	9.8	9.0
Net interest margin	1.71	1.87	1.94	1.84	1.59	1.58	1.59	1.52	1.88	2.25
Efficiency ratio	86.9	70.1	70.9	83.5	74.4	67.7	79.7	78.9	63.9	62.8

(1)	Certain prior year financial information has been reclassified to conform with the presentation adopted in 2005.

CIBC Annual Accountability Report 2005 For what matters	Governance 165
Board structure and members — Sustaining our governance practices
The Board’s duty is to supervise the management of the business and affairs of CIBC. To assist in this work, the Board uses a comprehensive governance framework. This framework includes a qualified board of directors with diverse backgrounds and skills; a constructive relationship between the Board and senior management to provide access to required information; and a robust set of governance and control policies and procedures.
     CIBC’s Board has made excellent progress in renewing its membership. Since 2001, 10 directors have retired and eight new directors have joined the Board, with three new members joining in 2005. By continually and systematically assessing the skills and characteristics of CIBC’s Board members against CIBC’s current and anticipated needs, the Board is able to seek out the appropriate skill set to oversee the businesses of CIBC.
Committed to continuous improvement
As in previous years, the Board engaged an external governance specialist to conduct an assessment of the Board’s performance. The assessment resulted in two performance reports. The first report was based on the feedback obtained from directors in response to tailored questionnaires that covered the Board, each Board committee, each committee chair, the Chairman and the Chief Executive Officer. The questionnaires covered a range of dimensions, such as roles and structure, Board decision-making, culture, Board-management relations, strategic planning, risk management and performance and succession management. The external consultant compiled, analyzed and scored the data obtained from these questionnaires and provided the Board with a formal performance assessment. The second report was based on feedback obtained from directors in individual one-on-one interviews that the Chairman conducted with each director to discuss the director’s performance, development needs and peer feedback. The Chairman used an evaluation framework developed by the external consultant and the consultant prepared a report on the results, which were reported to the Board. These reports identified opportunities for continuing Board and director development and formed the basis of action plans for improvement. These action plans were developed by the Board committees, the Chairman and the Chief Executive Officer and then reviewed by the Corporate Governance Committee and approved by the Board. The Corporate Governance Committee monitors progress against these plans.
Strengthening our competency matrix
The Board has developed a competency matrix, which outlines the desired complement of directors’ skills and characteristics based on CIBC’s current and anticipated needs. We use the matrix to assist in identifying and recruiting suitable new directors. This matrix is reviewed and enhanced annually by the Corporate Governance Committee so that the Chairman and the Corporate Governance Committee can assess and address any gaps in the Board’s collective skill set. During the year, with the appointment of three new directors with particular strengths in retailing and finance, we enhanced the Board’s diversity and financial institution strength.
Governance
We remain committed to strong governance — we believe this is an important building block for our long-term success. Through extensive work and significant investment over the past four years, we have enhanced an integrated framework that serves as the foundation for sustaining excellence in governance for the future.

166 Governance	CIBC Annual Accountability Report 2005 For what matters
Focusing on director development
The Board believes that continuous director development is critical to sustaining good governance. During the year, the Board approved a policy designed to formalize CIBC’s Director Development Program and to foster the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target over time is to have 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.
     The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Director’s Manual reviews the Board’s policies and procedures; CIBC’s bylaw and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and a report on key business issues. In addition, a new director has separate one-on-one meetings with the Chairman and the Chief Executive Officer as well as members of senior management and representatives of CIBC’s Compliance Department. The chair of a Board committee also arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chairman may arrange for a current Board member to act as mentor to a new director. When a new director joins the Board, he or she is required to review the CIBC Director Code of Ethics, available at www.cibc.com, and acknowledge in writing that he or she has reviewed the code and agrees to abide by its terms. As an annual follow-up, directors sign an assertion every year that they continue to abide by the Director Code of Ethics.
     The Ongoing Director Development program is comprised of a combination of external course offerings; self-education through CIBC’s online learning network and review of written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chairman is responsible for coordinating continuous education programs at the Board level. Each Board committee chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. All Board members are invited to attend any continuing education session of a Board committee.The Board of Directors’ website is an important component of the Ongoing Director Development program, providing an online reference library for directors with key contact information and a complete repository of policies and procedures affecting the operation of the Board. During the year, the Board had four educational sessions focused on risk management and Basel II (described in more detail on page 80). As well, members of Board committees participated in educational sessions relevant to their respective mandates. The Risk Management Committee participated in five educational sessions, which included programs on liquidity, market risk and Basel II. The Audit Committee participated in two educational sessions, which included programs on derivatives and information technology. The Management Resources and Compensation Committee participated in two educational sessions on pension governance. The Corporate Governance Committee participated in two educational sessions on emerging regulatory and other governance developments.
Working with senior management
It is critical that the Board and management maintain a trusting, open relationship. Directors work with senior management to obtain and review appropriate information that is needed for the Board to provide strategic direction. During the year, the Board’s guidance assisted in the smooth transition of organizational changes, in particular, the succession of the Chief Executive Officer role to Gerry McCaughey.
Policies and principles establish guidelines for Board operations
To facilitate its operations, the Board has developed a sound framework of policies and principles. Significant policies established over the past two years include those that guide director meeting attendance and preparation and the Director Tenure Policy that outlines the circumstances under which a director resigns from the Board. The Board recently revised its Director Tenure Policy to require any director who does not receive majority support in an uncontested election to submit his or her resignation to the Board’s Corporate Governance Committee. In the absence of extenuating circumstances the Corporate Governance Committee would be expected to recommend that the Board accept the resignation.This framework of policies, procedures and oversight provides a solid foundation for sustained Board renewal and governance strength.
Board members — Facilitating independent assessment and oversight
The Board continues to recognize the importance of maintaining its independence. The Directors Independence Standards are available at www.cibc.com and reflect independence standards derived from the Affiliated Persons regulations under the Bank Act (Canada) and the corporate governance rules and guidelines of the New York Stock Exchange (NYSE) and the Canadian Securities Administrators. Under these standards, 17 of CIBC’s 19 directors are considered to be independent.

CIBC Annual Accountability Report 2005 For what matters	Governance 167
Board members — 19 directors
Brent S. Belzberg B. Comm., J.D. (2005)
President and Chief Executive Officer, Torquest Partners Inc.
(Toronto, Ontario, Canada)
Jalynn H. Bennett C.M. (1994)
President, Jalynn H. Bennett and Associates Ltd.
(Toronto, Ontario, Canada)
Gary F. Colter F.C.A. (2003)
President, CRS Inc.
(Toronto, Ontario, Canada)
William L. Duke (1991)
Farmer
President, Annandale Farms Inc.
(Redvers, Saskatchewan, Canada)
Ivan E.H. Duvar B.E., P.Eng., LL.D. (Hon.) (1989)
President and Chief Executive Officer, MIJAC Inc.
(Amherst, Nova Scotia, Canada)
William A. Etherington (1994)
Chairman of the Board, CIBC
(Toronto, Ontario, Canada)
A.L. Flood C.M. (1989)
Company Director, CIBC
(Toronto, Ontario, Canada)
Margot A. Franssen O.C. (1992)
President and Chief Executive Officer, Bibelot Inc.
(Toronto, Ontario, Canada)
Hon. Gordon D. Giffin (2001)
Senior Partner, McKenna Long & Aldridge LLP
(Atlanta, Georgia, U.S.A.)
Hon. James A. Grant P.C., C.M., Q.C. (1991)
Chair Emeritus, Stikeman Elliott LLP
(Montréal, Québec, Canada)
Linda S. Hasenfratz (2004)
Chief Executive Officer, Linamar Corporation
(Guelph, Ontario, Canada)
Pat M. Hayles (1993)
President, PDA Inc.
(Toronto, Ontario, Canada)
John S. Lacey (2004)
Chairman, Alderwoods Group, Inc.
(Toronto, Ontario, Canada)
Hon. John P. Manley P.C. (2005)
Senior Counsel, McCarthy Tétrault LLP
(Ottawa, Ontario, Canada)
Gerald T. McCaughey (2005)
President and Chief Executive Officer, CIBC
(Toronto, Ontario, Canada)
Charles Sirois C.M., B.Fin., M.Fin. (1997)
Chairman and Chief Executive Officer, Telesystem Ltd.
(Montréal, Québec, Canada)
Stephen G. Snyder B.Sc., M.B.A., LL.D. (Hon.),B.ofAT. (Hon.) (2000)
President and Chief Executive Officer, TransAlta Corporation
(Calgary, Alberta, Canada)
Cynthia M. Trudell B.Sc., Ph.D. (2005)
Vice-President, Brunswick Corporation and President, Sea Ray Division
(Knoxville, Tennessee, U.S.A.)
Ronald W. Tysoe (2004)
Vice-Chair, Federated Department Stores, Inc.
(Cincinnati, Ohio, U.S.A.)
Board committees — Active participation for effective governance
There are four committees of the Board: Corporate Governance Committee, Audit Committee, Management Resources and Compensation Committee, and Risk Management Committee. Each year, the Board reviews, revises and approves the mandate for each of these committees, which outlines their responsibilities and accountabilities. These mandates are available at www.cibc.com. The structure, membership and organization of the Board’s committees enhance their overall effectiveness. A substantial majority of the members of the Risk Management Committee meet the independence standards established by the Board and all of the members of the other committees meet these independence standards. The Board’s independence standards are available at www.cibc.com. In addition, each committee chair is a member of the Corporate Governance Committee, which promotes enhanced communication. The Chairman and the Chief Executive Officer attend committee meetings at the invitation of the committee chair.

168 Governance	CIBC Annual Accountability Report 2005 For what matters
Corporate Governance Committee The primary function of the Corporate Governance Committee is to assist the Board of Directors in fulfilling its corporate governance oversight responsibilities. The Corporate Governance Committee also acts as the conduct review committee of CIBC under the Bank Act (Canada).
Members: J.H. Bennett (Chair), G.F. Colter, J.S. Lacey, C. Sirois, S.G. Snyder
Audit Committee The primary functions of the Audit Committee are to fulfill its responsibilities in relation to reviewing the integrity of CIBC’s financial statements, financial disclosures and internal controls over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the Audit Committee for certain federally regulated subsidiaries.
Members: J.H. Bennett, G.F. Colter (Chair), I.E.H. Duvar, J.P. Manley, C.M. Trudell
Management Resources and Compensation Committee The primary function of the Management Resources and Compensation Committee is to assist the Board of Directors in fulfilling its supervisory responsibilities in relation to CIBC’s human resource policies and practices, including the oversight of the CIBC pension plans.
Members: W.L. Duke, M.A. Franssen, L.S. Hasenfratz, J.S. Lacey, C. Sirois (Chair)
Risk Management Committee The primary function of the Risk Management Committee is to assist the Board of Directors in fulfilling its responsibilities in relation to the identification, measurement, monitoring and controlling of CIBC’s principal business risks.
Members: B.S. Belzberg,A.L. Flood, G.D. Giffin,J.A. Grant, P.M.Hayles, S.G. Snyder(Chair), R.W. Tysoe
Strengthening our framework for compliance and managing sustainable governance practices
During the year, CIBC further enhanced its governance and control coordination through the implementation of a comprehensive control framework. This framework, developed using the principles set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), provides us with the means to assess the overall design and effectiveness of the CIBC-wide internal control environment against our own objectives, as well as Canadian and U.S. regulatory developments. The framework also outlines how our control streams meet our strategic objectives, documents CIBC’s governance principles and clarifies roles and accountabilities.
     Some of these control streams form the basis of our ability to continue to meet the management reporting requirements of section 404 of the U.S. Sarbanes-Oxley Actof 2002. CIBC complied with section 404 at the end of 2004, two years ahead of that required by current legislation.
     Our continuing focus on CIBC’s vision, mission and value work is an important component of our governance program. We further strengthened our work in this area by integrating vision and values into the 2005 performance measurement of our senior leaders and by conducting ongoing development programs for our leaders.
     We introduced a new CIBC Policy Framework that outlines roles and responsibilities regarding policy-related activities and processes. This framework provides a structure for us to identify, develop and renew our policies across CIBC.
     To coordinate and enhance our ongoing efforts to safeguard the privacy of our clients’ information, CIBC established aPrivacy Office under the Chief Privacy Officer.
     The practices and procedures of CIBC’s management and the Board foster compliance with governance rules and best practices. NYSE governance rules require that we disclose any significant differences between our governance practices and the NYSE governance rules. For the approval of equity compensation plans, there is a significant difference. Unlike the NYSE rules, there is no requirement in Canada for shareholder approval of compensation arrangements involving share purchases in the open market at fair value. CIBC complies with the Toronto Stock Exchange rules to obtain shareholder approval of share compensation arrangements that involve a new issue of shares.
Senior management — Accountable for ongoing good governance
All employees of CIBC have a role in the effective governance of CIBC. During the year, a revised Employee Code of Conduct was introduced, along with a new annual certification and testing program. The Code outlines the standards of conduct required from our employees as well as CIBC’s obligations. In addition, the Code helps to reinforce CIBC’s vision to be the leader in client relationships by promoting conduct that is consistent with our values of trust, teamwork and accountability.
     Senior management has responsibility for CIBC’s business activities as well as for the design and effectiveness of governance and controls. The Senior Executive Team (SET) is comprised of CIBC’s top senior executives. Through the SET, the Chief Executive Officer and senior management communicate and share information regarding enterprise-wide governance and control, strategic direction, policy approvals, financial affairs and risk management issues.

CIBC Annual Accountability Report 2005 For what matters	Shareholder Information 191
Shareholder investment plan
Registered holders of CIBC common shares may participate in one or more of the following options, and pay no brokerage commissions or service charges:
Dividend reinvestment option: Common dividends may be reinvested in additional CIBC common shares. Residents of the United States and Japan are not eligible.
Share purchase option: Up to $50,000 of additional CIBC common shares may be purchased during the fiscal year. Residents of the United States and Japan are not eligible.
Stock dividend option: U.S. residents may elect to receive stock dividends on CIBC common shares.
For further information and a copy of the offering circular, contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Price of common shares purchased under the shareholder investment plan

		Dividend
		reinvestment
	Share	& stock
Date	purchase	dividend
purchased	option	options
Oct. 28/05		$72.16
Oct. 3/05	$72.63
Sep. 1/05	$70.40
Aug. 2/05	$81.00
Jul. 28/05		$80.94
Jul. 4/05	$75.94
Jun. 1/05	$72.72
May 2/05	$75.21
Apr. 28/05		$74.05
Apr. 1/05	$73.75
Mar. 1/05	$69.40
Feb. 1/05	$68.28
Jan. 28/05		$68.66
Jan. 4/05	$72.33
Dec. 1/04	$72.64
Nov. 1/04	$73.57

Direct dividend deposit service
Canadian-resident holders of common shares may have their dividends deposited by electronic transfer directly into their account at any financial institution that is a member of the Canadian Payments Association. To arrange, please contact CIBC Mellon Trust Company (see Transfer agent and registrar).
Transfer agent and registrar
For information relating to shareholdings, dividends, dividend reinvestment accounts, lost certificates or to eliminate duplicate mailings of shareholder material, please contact:
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or fax 416-643-5501
1-800-387-0825 (toll-free in Canada and the U.S.)
e-mail: inquiries@cibcmellon.com
Common and preferred shares are transferable in Canada at the offices of our agent,CIBC Mellon Trust Company, in Toronto, Montreal, Halifax, Calgary and Vancouver.
In the United States, common shares are transferable at:
Mellon Investor Services LLC
480 Washington Blvd., 27th Floor
Jersey City, New Jersey 07310
Visit www.cibc.com,
Investor Relations
section for additional
shareholder information.